UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ⬜

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⬜

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⬜

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⬜	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.              Press release issued by ABB Ltd dated October 26, 2017 titled “ABB: Continuing growth”.

2.              Q3 2017 Financial Information.

3.     Announcements regarding transactions in ABB Ltd’s Securities made by the directors or the members of the Executive Committee.

The information provided by Item 2 above is incorporated by reference into ABB Ltd's registration statement on Form F-3 (File No. 333-180922) and registration statements on Form S-8 (File Nos. 333-190180, 333-181583, 333-179472, 333-171971 and 333-129271) each of which was previously filed with the Securities and Exchange Commission.

2

Zurich, Switzerland, October 26, 2017: third quarter highlights

ABB: Continuing growth

−       Total orders up 5%1; base orders up 6%; higher in all regions

−       Services and software orders up 11%; ABB AbilityTM driving momentum

−       Revenues up 3%

−       Operational EBITA margin2 up to 12.9%

−       Net income $571 million; operational EPS +7%3

−       Cash flow from operating activities $954 million

−       Net working capital as a percentage of revenues stable, impacted by B&R acquisition and HV cables divestiture

−       B&R acquisition closed July 6; integration on track

−       Leadership position in electrification to be strengthened by GE Industrial Solutions acquisition

“We continue to build growth momentum across all regions, with total orders growing 5 percent and revenues up 3 percent in Q3, while continuing with the business model transformation in Power Grids,” said ABB CEO Ulrich Spiesshofer. “The combination of a stronger market orientation and a focus on high-growth segments, such as electric vehicle charging, robotics and food and beverage, is paying off.”

“The Electrification Products and Robotics and Motion divisions improved margins sequentially, and Industrial Automation and Power Grids delivered solid operational performance in the quarter,” he said. “The integration of B&R is progressing well and, with the recently announced acquisition of GE Industrial Solutions, we are firming up our number 2 position globally in electrification and have a clear plan to execute our value creation ambition.”

“Going forward, we will maintain our primary focus on profitable organic growth. We will continue to do our homework and take the appropriate actions to successfully complete our transition year of 2017,” he added. “We are further de-risking our portfolio and continuing to shift our center of gravity to higher growth segments and enhanced competitiveness.”

KEY FIGURES			CHANGE				CHANGE
($ in millions, unless otherwise indicated)	Q3 2017	Q3 2016	US$	Comparable[1]	9M 2017	9M 2016	US$	Comparable[1]
Orders	8,157	7,533	+8%	+5%	24,909	25,102	-1%	+1%
Revenues	8,724	8,255	+6%	+3%	25,032	24,835	+1%	+2%
Operational EBITA[2]	1,124	1,063	+6%	+3%[4]	3,109	3,134	-1%	0%[4]
as % of operational revenues	12.9%	12.8%	+0.1pts		12.5%	12.6%	-0.1pts
Net income	571	568	+1%		1,820	1,474	+23%
Basic EPS ($)	0.27	0.27	+1%[3]		0.85	0.68	+24%[3]
Operational EPS[2] ($)	0.34	0.33	+4%[3]	+7%[3]	0.92	0.96	-4%[3]	-2%[3]
Cash flow from operating activities	954	1,081	-12%		1,930	2,415	-20%

Short-term outlook

While uncertainties prevail, macroeconomic signs are trending positively in Europe and the United States, with growth expected to continue in China. The overall global market shows modest growth and is impacted by geopolitical tensions in various parts of the world. Oil prices and foreign exchange translation effects are expected to continue to influence the company’s results. 2017 remains a transition year for ABB.

______

1 Growth rates for orders, base orders, revenues and order backlog are on a comparable basis (local currency adjusted for acquisitions and divestitures). US$ growth rates are presented in Key Figures table.

2 For a reconciliation of non-GAAP measures, see “Supplemental Reconciliations and Definitions” in the attached Q3 2017 Financial Information.

3 EPS growth rates are computed using unrounded amounts. Comparable operational earnings per share is in constant currency (2014 exchange rates and not adjusted for changes in the business portfolio).

4 Constant currency (not adjusted for portfolio  changes).

1/6

Q3 2017 Group results

Orders

Total orders were up 5 percent (8 percent in US dollars) compared with the third quarter a year ago, reflecting solid base order development across all divisions and regions. Base orders (classified as orders below $15 million) increased 6 percent (10 percent in US dollars). Large orders were 5 percent lower (4 percent in US dollars) and represented 9 percent of total orders, compared with 11 percent a year earlier, reflecting the continued change in ABB’s business model. The US dollar versus the prior-year period resulted in a flat translation impact on reported total orders of 0 percent. Changes in the business portfolio related to the acquisition of B&R and the divestiture of HV cables as well as business model changes had a net positive 3 percent impact on total reported orders.

Total services and software orders rose 11 percent (12 percent in US dollars) and were 18 percent of total orders, compared to 17 percent a year ago.

The order backlog at the end of September 2017 amounted to $23,424 million, 1 percent lower (5 percent in US dollars) compared with the end of September 2016. The book-to-bill2 ratio in the third quarter was 0.94x, compared with 0.91x in the third quarter of 2016.

Market overview

Demand patterns in all of ABB’s regions were positive in the quarter:

•            Europe  benefited from positive market developments in industry, transport & infrastructure and the timing of large capital investments. Total orders improved 8 percent (18 percent in US dollars), with positive contributions from the United Kingdom, France and Norway more than offsetting declines in Germany and Sweden. In the UK, a $130 million order was won to provide power transmission infrastructure for the new Hinkley Point C power plant, along with a $60 million order to reinforce the power network connecting the station to the national grid. Base orders improved 2 percent (13 percent in US dollars), with Spain, France, Norway and Turkey as the main contributors.

•            The Americas was positive, driven by increased demand for automation in general and the need for energy-efficient solutions for industry and transport & infrastructure. Total orders grew 4 percent in the quarter (6 percent in US dollars), with base orders improving 3 percent (5 percent in US dollars), primarily on higher demand in the United States, Brazil and Canada. The United States grew total and base orders 3 percent (4 percent in US dollars).

•            Asia, Middle East and Africa (AMEA) total orders grew 2 percent (2 percent in US dollars), driven primarily by substantial growth in UAE, South Africa and Australia, while Saudi Arabia was down. Total orders in China declined slightly, as 10 percent base order growth (12 percent in US dollars) could not make up for lower large order awards. Underlying drivers in India remained positive; however, they were offset by the effects of the new nationwide goods and services tax implementation. Base orders for AMEA increased 12 percent (11 percent in US dollars), with positive contributions from China, Australia and UAE.

Demand patterns in ABB’s three major customer sectors were positive:

•            Utilities continued their selective investments, adding new capacity in emerging markets, upgrading the aging power infrastructure in mature markets and integrating renewable energy globally. They are also investing in automation and control solutions to enhance the stability of the grid.

•            In industry, investments in robotics and machinery automation solutions for the automotive sector and general industry remained positive. Process industries, especially oil and gas, remained subdued overall, with selective investments primarily in service and productivity improvements.

•            Transport & infrastructure demand  has been mixed. Demand for building automation solutions as well as solutions involving energy efficiency remained strong, while the marine sector, except for cruise ships, suffered due to the subdued container vessel and oil and gas sector. Data centers and electric vehicle charging remained a highlight in the quarter.

ABB: CONTINUING GROWTH	2/6

Revenues

Revenues increased 3 percent (6 percent in US dollars) in the third quarter and were higher in Electrification Products, Robotics and Motion and Industrial Automation, with Power Grids slightly lower year-on-year. Total services and software revenues were 2 percent higher (2 percent in US dollars) and represented 17 percent of total revenues, compared with 18 percent a year ago. A weaker US dollar versus the prior-year period resulted in a positive translation impact on reported revenues of 2 percent. Changes in the business portfolio related to the acquisition of B&R and the divestiture of HV cables as well as business model changes had a net positive 1 percent impact on reported revenues.

Operational EBITA

Operational EBITA  was $1,124 million, 3 percent higher in constant currency terms (6 percent in US dollars). Operational EBITA margin was 12.9 percent, 0.1 percent higher compared with the same period a year ago. Operational EBITA margin improved in Industrial Automation and Power Grids year on year but decreased slightly in the Electrification Products and Robotics and Motion divisions, while being sequentially up compared to Q2 2017. Operational EBITA was impacted by the positive net savings effect and positive volume contribution, which more than offset commodity price increases and investments in growth and business transformation. A weaker US dollar versus the prior year period resulted in a positive translation impact; additionally, the acquisition of B&R and the divestiture of high-voltage cables had a positive operational EBITA effect.

Net income, basic and operational earnings per share

Net income increased to $571 million from $568 million, and basic earnings per share was unchanged at $0.27 compared to the same quarter a year ago. Operational EPS was $0.34, compared to $0.33 for the same quarter of 2016, an increase of 7 percent in constant currency terms.3 Net income was aided by a positive operational contribution, partially offset by higher restructuring and restructuring-related expenses, more acquisition-related expenses and certain non-operational items, compared with the same period a year ago.

Cash flow from operating activities

Cash flow from operating activities was $954 million, compared with $1,081 million in the same quarter a year ago. It was primarily impacted by an increase in current trade receivables related to additional revenue that was billed in the quarter and the buildup of inventory to serve growth.

ABB: CONTINUING GROWTH	3/6

Q3 divisional performance

($ in millions, unless otherwise indicated)	Orders	Change		3rd party base orders	Change		Revenues	Change		Op EBITA %	CHANGE
		US$	Comparable[1]		US$	Comparable[1]		US$	Comparable[1]
Electrification Products	2,547	+7%	+7%	2,407	+8%	+8%	2,596	+5%	+5%	16.1%	-0.1pts
Robotics and Motion	2,032	+5%	+4%	1,858	+8%	+7%	2,201	+10%	+8%	16.1%	-0.3pts
Industrial Automation	1,654	+33%	+14%	1,443	+23%	+4%	1,804	+15%	+1%	12.6%	+0.3pts
Power Grids	2,244	-6%	-6%	1,668	+6%	+5%	2,533	0%	-2%	9.8%	+0.2pts
Corporate & other (incl. inter-division elimination)	-320			8			-410
ABB Group	8,157	+8%	+5%	7,384	+10%	+6%	8,724	+6%	+3%	12.9%	+0.1pts

Electrification Products

Total orders were 7 percent higher (7 percent in US dollars), as construction and utility demand remained positive, particularly in the AMEA region. Revenues grew 5 percent in the quarter (5 percent in US dollars). Operational EBITA margin improved sequentially by 110 basis points but was slightly lower in the quarter versus a year ago, due to higher material costs, which could not be fully offset by productivity and cost savings.

Robotics and Motion

Total orders improved 4 percent (5 percent in US dollars) on continued demand for robotics and energy-efficient solutions in the automotive and general industry sectors. Demand for the process end markets was slightly positive to stable in the quarter. Third-party base orders continued to grow at 7 percent (8 percent in US dollars), while large orders were weak in the quarter. Revenues improved 8 percent (10 percent in US dollars). Operational EBITA margin improved sequentially by 120 basis points but was lower in the quarter versus a year ago, due to higher material costs, which more than offset the positive cost-out measures.

Industrial Automation

Total orders excluding B&R and currency effects grew 14 percent; third-party base orders continued to be positive at 4 percent, due to selective capital expenditure investments in mining as well as cruise and specialty vessels. Including B&R and currency effects, the total reported order growth was 33 percent, and third-party base order growth was 23 percent in US dollars. Revenues excluding B&R and currency effects grew 1 percent, reflecting the strong book and bill business within the quarter. Including B&R and currency effects, the reported revenue growth was 15 percent in US dollars. Operational EBITA margin increased to 12.6 percent, reflecting improved project execution, positive mix and solid cost and productivity savings.

Power Grids

Total orders were impacted by the delayed timing of large order awards and continued selectivity driven by change in business model. Third-party base orders grew 5 percent (6 percent in US dollars), underpinned by investments in emerging markets. The division continues to leverage and expand its ABB Ability offering with several successes around the world, supporting the digitalization of the grid and reinforcing ABB’s leadership position as a partner of choice. Revenues were 2 percent lower (steady in US dollars) on timing of order backlog execution and resulting from a lower backlog due to the business model change. Operational EBITA margin increased 0.2 percentage points to 9.8 percent, reflecting improved productivity and cost savings, solid execution and shift in portfolio mix which more than offset investments for growth. The division’s ‘Power Up’ program, driving its transformation and value creation, is underway, and the company will continue to invest in this initiative in the coming quarters.

ABB: CONTINUING GROWTH	4/6

Next Level strategy – Stage 3

ABB is executing its Next Level strategy along its three focus areas of profitable growth, relentless execution and business-led collaboration. During the quarter, ABB continued to implement its Next Level strategy by further shifting its center of gravity to higher-growth segments, strengthening its competitiveness and de-risking the portfolio.

ABB strengthened its position as the #2 industrial automation player globally by closing the acquisition of B&R on July 6. B&R is the largest independent provider of product- and software-based, open-architecture solutions for machine and factory automation worldwide, with a unique business model and sustainable long-term growth momentum. With this acquisition, ABB closed its historic gap in machine and factory automation and created a uniquely comprehensive automation portfolio for customers globally. The integration of B&R is well underway and fully on track.

On September 25, ABB announced an agreement to acquire GE Industrial Solutions (GE IS), General Electric’s global electrification solutions business, for $2.6 billion. GE IS has deep customer relationships in more than 100 countries and an established installed base with strong roots in North America, ABB’s biggest market. In 2016, GE IS had revenues of approximately $2.7 billion and an operational EBITA margin of approximately 6 percent. The transaction is expected to be operational EPS accretive in year one. ABB expects to realize approximately $200 million of annual cost synergies in year five, which will be key in bringing GE IS to peer performance. As part of the transaction and overall value creation, ABB and GE have agreed to establish a long-term, strategic supply relationship for GE IS products and ABB products that GE sources today. Through this purchase, ABB will strengthen its #2 position in electrification globally and expand its access to the attractive North American market. Given the GE IS transaction, ABB has decided to put its previously announced planned share buyback program on hold. The transaction is expected to close in the first half of 2018.

ABB successfully introduced ABB Ability at many customer events over the last quarters and continued to win orders through its solution-based business model for industrial digitalization. ABB showcased more than 180 solutions, across all customer segments. At ABB’s Innovation & Technology Day at the North American robotics plant in Auburn Hills, Michigan, ABB showed its stakeholders the scale and quality of its digital offering as well as the size of its business in this area.

ABB’s standing as a pioneer in electric vehicle infrastructure developments was advanced over the quarter. Customer demand is high for the integrated, cloud-based charging solutions powered by ABB Ability, which enable improved management of electricity, information and fund flows leading to a reduction in operating costs and increased uptime, among other benefits. On September 20, ABB announced a major order from a German energy supplier for an additional 117 fast-charging stations on German highways, adding to its initial order of 68 stations.

The company’s White Collar Productivity savings program has exceeded expectations since its launch in 2015. ABB is on track to achieve the program’s raised cost reduction target of $1.3 billion within the initially announced timeframe and with approximately $240 million lower combined restructuring and implementation costs than initially announced.

ABB is continuing its regular cost-savings program, leveraging operational excellence and world-class supply chain management to achieve savings equivalent to 3-5 percent of cost of sales each year.

ABB continues its Net Working Capital program to free up approximately $2 billion by the end of 2017. In the past 12 months, ABB generated cash of $260 million by reducing working capital. Actions are in place to drive the performance improvement that will be required in Q4 to achieve this target.

Short- and long-term outlook

While uncertainties prevail, macroeconomic signs are trending positively in Europe and the United States, with growth expected to continue in China. The overall global market shows modest growth and is impacted by geopolitical tensions in various parts of the world. Oil prices and foreign exchange translation effects are expected to continue to influence the company’s results. 2017 remains a transition year for ABB.

The attractive  long-term  demand outlook in ABB’s three major  customer  sectors –  utilities, industry and transport & infrastructure  – is driven by the Energy and Fourth Industrial Revolutions.

ABB is well-positioned to tap into these opportunities for long-term profitable growth with its strong market presence, broad geographic and business scope, technology leadership and financial strength.

ABB: CONTINUING GROWTH	5/6

More information

The Q3 2017 results press release and presentation slides are  available  on the ABB News  Center at www.abb.com/news and on the  Investor  Relations homepage at www.abb.com/investorrelations.

ABB will host a press conference today starting at 10:00 a.m. Central European Time (CET) (9:00 a.m. BST, 4:00 a.m. EDT). The event will be accessible  by conference call. Callers from the UK should dial +44 203 059 58 62.  From Sweden, the  number to dial is +46 85 051 00 31, and from the  rest  of Europe, +41  58  310 50 00. Callers from the US and Canada should dial +1 866 291 41  66 (toll-free) or +1  631  570 56 13 (long-distance charges). Lines will be open 10-15 minutes before the start of the call.

A conference call  and webcast for  analysts and investors is scheduled to begin today at 2:00 p.m. CET (1:00 p.m. BST, 8:00 a.m. EDT). Callers from the UK should dial +44 203 059 58 62.  From Sweden, the  number to dial is +46 85 051 00 31, and from the  rest  of Europe, +41 58 310 50 00. Callers from the US and Canada should dial +1 866 291 41  66 (toll-free) or +1  631  570 56 13 (long-distance charges). Callers are requested to phone in 10 minutes before the start of the call.  The  call will also be accessible  on  the ABB website and a recorded session will be available  as a podcast one hour  after  the  end of the conference  call and can be downloaded from our website. www.abb.com/investorrelations

ABB (ABBN: SIX Swiss Ex) is a pioneering technology leader in electrification products, robotics and motion, industrial automation and power grids, serving customers in utilities, industry and transport & infrastructure globally. Continuing more than a 125-year history of innovation, ABB today is writing the future of industrial digitalization and driving the Energy and Fourth Industrial Revolutions. ABB operates in more than 100 countries with about 136,000 employees. www.abb.com

Investor calendar 2018
Fourth quarter and full year 2017 results	February 8, 2018
Annual General Meeting	March 29, 2018
First quarter 2018 results	April 19, 2018
Second quarter 2018 results	July 19, 2018
Third quarter 2018 results	October 25, 2018

Important notice about forward-looking  information

This press release includes forward-looking information and statements as well as other statements concerning the outlook  for  our  business,  including those in the sections of this release titled “Short-term outlook”, “Outlook”, and “Next Level strategy – Stage 3”.  These statements are based on  current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of  the regions and industries that are major  markets for ABB Ltd. These expectations,  estimates and projections are  generally identifiable by  statements containing words such as “expects,” “believes,” “estimates,” “targets,”  “plans,” “is likely”, “intends” or similar  expressions. However, there are  many risks and uncertainties, many of which are  beyond our control, that could cause  our  actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated  targets. The important factors that could cause  such differences include, among others, business risks associated with the volatile global economic environment and political conditions, costs associated with compliance activities, market acceptance of  new  products  and services, changes in governmental regulations and currency  exchange  rates and such other factors as may be discussed from time  to  time  in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on  Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable  assumptions, it can give no assurance that those expectations will be achieved.

Zurich, October 26, 2017

Ulrich Spiesshofer, CEO

— For more information, please contact:
Media Relations Phone: +41 43 317 65 68 E-mail: media.relations@ch.abb.com	Investor Relations Phone: +41 43 317 71 11 E-mail: investor.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

ABB: CONTINUING GROWTH	6/6

1         Q3 2017 Financial Information

Financial Information
Contents

03 — 07	Key Figures
08 — 33	Interim Consolidated Financial Information (unaudited)
34 — 47	Supplemental Reconciliations and Definitions

2         Q3 2017 Financial Information

—

Key Figures

			CHANGE
($ in millions, unless otherwise indicated)	Q3 2017	Q3 2016	US$	Comparable(1)
Orders	8,157	7,533	8%	5%
Order backlog (end September)	23,424	24,554	-5%	-1%
Revenues	8,724	8,255	6%	3%
Operational EBITA(1)	1,124	1,063	6%	3%(2)
as % of operational revenues(1)	12.9%	12.8%	+0.1 pts
Net income	571	568	1%
Basic earnings per share ($)	0.27	0.27	1%(3)
Operational earnings per share(1) ($)	0.34	0.33	4%(3)	7%(3)
Cash flow from operating activities	954	1,081	-12%

			CHANGE
($ in millions, unless otherwise indicated)	9M 2017	9M 2016	US$	Comparable(1)
Orders	24,909	25,102	-1%	1%
Revenues	25,032	24,835	1%	2%
Operational EBITA(1)	3,109	3,134	-1%	0%(2)
as % of operational revenues(1)	12.5%	12.6%	-0.1 pts
Net income	1,820	1,474	23%
Basic earnings per share ($)	0.85	0.68	24%(3)
Operational earnings per share(1) ($)	0.92	0.96	-4%(3)	-2%(3)
Cash flow from operating activities	1,930	2,415	-20%

(1)  For a reconciliation of non-GAAP measures see “Supplemental Reconciliations and Definitions” on page 34.

(2)  Constant currency (not adjusted for portfolio changes).

(3) Earnings per share growth rates are computed using unrounded amounts. Comparable Operational earnings per share growth is in constant currency (2014 foreign exchange rates and not adjusted for changes in the business portfolio).

3         Q3 2017 Financial Information

				CHANGE
($ in millions, unless otherwise indicated)		Q3 2017	Q3 2016	US$	Local	Comparable
Orders	ABB Group	8,157	7,533	8%	8%	5%
	Electrification Products	2,547	2,374	7%	7%	7%
	Robotics and Motion	2,032	1,936	5%	4%	4%
	Industrial Automation	1,654	1,240	33%	31%	14%
	Power Grids	2,244	2,379	-6%	-6%	-6%
	Corporate and Other
	(incl. inter-division eliminations)	(320)	(396)
Third-party base orders	ABB Group	7,384	6,727	10%	9%	6%
	Electrification Products	2,407	2,227	8%	8%	8%
	Robotics and Motion	1,858	1,724	8%	7%	7%
	Industrial Automation	1,443	1,169	23%	22%	4%
	Power Grids	1,668	1,581	6%	5%	5%
	Corporate and Other	8	26
Order backlog (end September)	ABB Group	23,424	24,554	-5%	-6%	-1%
	Electrification Products	3,228	3,378	-4%	-4%	-4%
	Robotics and Motion	4,086	3,958	3%	2%	2%
	Industrial Automation	5,766	5,854	-2%	-3%	-5%
	Power Grids	11,752	12,139	-3%	-5%	-4%
	Corporate and Other
	(incl. inter-division eliminations)	(1,408)	(775)
Revenues	ABB Group	8,724	8,255	6%	4%	3%
	Electrification Products	2,596	2,462	5%	5%	5%
	Robotics and Motion	2,201	2,007	10%	8%	8%
	Industrial Automation	1,804	1,570	15%	13%	1%
	Power Grids	2,533	2,538	0%	-2%	-2%
	Corporate and Other
	(incl. inter-division eliminations)	(410)	(322)
Operational EBITA	ABB Group	1,124	1,063	6%	3%
	Electrification Products	417	401	4%	2%
	Robotics and Motion	356	330	8%	6%
	Industrial Automation	226	195	16%	13%
	Power Grids	248	244	2%	-2%
	Corporate and Other
	(incl. inter-division eliminations)	(123)	(107)
Operational EBITA %	ABB Group	12.9%	12.8%
	Electrification Products	16.1%	16.2%
	Robotics and Motion	16.1%	16.4%
	Industrial Automation	12.6%	12.3%
	Power Grids	9.8%	9.6%
Income from operations	ABB Group	908	878
	Electrification Products	392	352
	Robotics and Motion	327	306
	Industrial Automation	151	178
	Power Grids	201	214
	Corporate and Other
	(incl. inter-division eliminations)	(163)	(172)
Income from operations %	ABB Group	10.4%	10.6%
	Electrification Products	15.1%	14.3%
	Robotics and Motion	14.9%	15.2%
	Industrial Automation	8.4%	11.3%
	Power Grids	7.9%	8.4%
Cash flow from operating activities	ABB Group	954	1,081
	Electrification Products	304	352
	Robotics and Motion	242	333
	Industrial Automation	227	242
	Power Grids	157	149
	Corporate and Other	24	5

4         Q3 2017 Financial Information

				CHANGE
($ in millions, unless otherwise indicated)		9M 2017	9M 2016	US$	Local	Comparable
Orders	ABB Group	24,909	25,102	-1%	0%	1%
	Electrification Products	7,587	7,504	1%	3%	3%
	Robotics and Motion	6,428	6,002	7%	8%	8%
	Industrial Automation	4,835	4,497	8%	9%	4%
	Power Grids	7,107	7,976	-11%	-9%	-9%
	Corporate and Other
	(incl. inter-division eliminations)	(1,048)	(877)
Third-party base orders	ABB Group	22,663	22,027	3%	4%	3%
	Electrification Products	7,165	7,072	1%	3%	3%
	Robotics and Motion	5,816	5,353	9%	10%	10%
	Industrial Automation	4,215	3,946	7%	8%	3%
	Power Grids	5,427	5,577	-3%	-1%	-1%
	Corporate and Other	40	79
Order backlog (end September)	ABB Group	23,424	24,554	-5%	-6%	-1%
	Electrification Products	3,228	3,378	-4%	-4%	-4%
	Robotics and Motion	4,086	3,958	3%	2%	2%
	Industrial Automation	5,766	5,854	-2%	-3%	-5%
	Power Grids	11,752	12,139	-3%	-5%	-4%
	Corporate and Other
	(incl. inter-division eliminations)	(1,408)	(775)
Revenues	ABB Group	25,032	24,835	1%	2%	2%
	Electrification Products	7,398	7,287	2%	3%	3%
	Robotics and Motion	6,214	5,913	5%	6%	6%
	Industrial Automation	4,961	5,004	-1%	0%	-4%
	Power Grids	7,585	7,708	-2%	0%	1%
	Corporate and Other
	(incl. inter-division eliminations)	(1,126)	(1,077)
Operational EBITA	ABB Group	3,109	3,134	-1%	0%
	Electrification Products	1,112	1,108	0%	1%
	Robotics and Motion	942	945	0%	1%
	Industrial Automation	635	617	3%	3%
	Power Grids	750	681	10%	11%
	Corporate and Other
	(incl. inter-division eliminations)	(330)	(217)
Operational EBITA %	ABB Group	12.5%	12.6%
	Electrification Products	15.1%	15.2%
	Robotics and Motion	15.2%	16.0%
	Industrial Automation	12.9%	12.3%
	Power Grids	9.9%	8.8%
Income from operations	ABB Group	2,822	2,309
	Electrification Products	1,032	917
	Robotics and Motion	859	812
	Industrial Automation	560	478
	Power Grids	654	536
	Corporate and Other
	(incl. inter-division eliminations)	(283)	(434)
Income from operations %	ABB Group	11.3%	9.3%
	Electrification Products	13.9%	12.6%
	Robotics and Motion	13.8%	13.7%
	Industrial Automation	11.3%	9.6%
	Power Grids	8.6%	7.0%
Cash flow from operating activities	ABB Group	1,930	2,415
	Electrification Products	768	701
	Robotics and Motion	709	740
	Industrial Automation	480	564
	Power Grids	386	416
	Corporate and Other	(413)	(6)

5         Q3 2017 Financial Information

Operational EBITA
			Electrification		Robotics		Industrial		Power
($ in millions, unless otherwise indicated)	ABB		Products		and Motion		Automation		Grids
	Q3 17	Q3 16	Q3 17	Q3 16	Q3 17	Q3 16	Q3 17	Q3 16	Q3 17	Q3 16
Revenues	8,724	8,255	2,596	2,462	2,201	2,007	1,804	1,570	2,533	2,538
FX/commodity timing
differences in total revenues	(3)	43	–	6	9	4	(13)	10	1	16
Operational revenues	8,721	8,298	2,596	2,468	2,210	2,011	1,791	1,580	2,534	2,554

Income from operations	908	878	392	352	327	306	151	178	201	214
Acquisition-related amortization	74	70	24	30	16	24	21	3	8	9
Restructuring and
restructuring-related expenses(1)	92	39	(2)	(5)	2	(6)	41	7	28	12
Non-operational pension cost	(20)	–	1	1	2	–	3	–	2	(1)
Changes in retained obligations of
divested businesses	–	–	–	–	–	–	–	–	–	–
Changes in pre-acquisition estimates	–	17	–	17	–	–	–	–	–	–
Gains and losses from sale of businesses	1	–	–	–	–	–	–	–	–	–
Acquisition-related expenses and certain
non-operational items	68	35	6	1	(1)	4	19	–	9	2
FX/commodity timing
differences in income from operations	1	24	(4)	5	10	2	(9)	7	–	8
Operational EBITA	1,124	1,063	417	401	356	330	226	195	248	244

Operational EBITA margin (%)	12.9%	12.8%	16.1%	16.2%	16.1%	16.4%	12.6%	12.3%	9.8%	9.6%

			Electrification		Robotics		Industrial		Power
($ in millions, unless otherwise indicated)	ABB		Products		and Motion		Automation		Grids
	9M 17	9M 16	9M 17	9M 16	9M 17	9M 16	9M 17	9M 16	9M 17	9M 16
Revenues	25,032	24,835	7,398	7,287	6,214	5,913	4,961	5,004	7,585	7,708
FX/commodity timing
differences in total revenues	(108)	61	(27)	(1)	2	2	(25)	31	(37)	13
Operational revenues	24,924	24,896	7,371	7,286	6,216	5,915	4,936	5,035	7,548	7,721

Income from operations	2,822	2,309	1,032	917	859	812	560	478	654	536
Acquisition-related amortization	189	212	76	92	50	71	25	9	25	27
Restructuring and
restructuring-related expenses(1)	224	475	11	52	29	53	50	100	49	106
Non-operational pension cost	(34)	–	2	3	1	–	4	–	–	(3)
Changes in retained obligations of
divested businesses	94	–	–	–	–	–	–	–	–	–
Changes in pre-acquisition estimates	–	39	–	39	–	–	–	–	–	–
Gains and losses from sale of businesses	(330)	–	–	–	–	–	(2)	–	–	–
Acquisition-related expenses and certain
non-operational items	234	46	24	1	(1)	4	26	–	61	6
FX/commodity timing
differences in income from operations	(90)	53	(33)	4	4	5	(28)	30	(39)	9
Operational EBITA	3,109	3,134	1,112	1,108	942	945	635	617	750	681

Operational EBITA margin (%)	12.5%	12.6%	15.1%	15.2%	15.2%	16.0%	12.9%	12.3%	9.9%	8.8%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

6         Q3 2017 Financial Information

Depreciation and Amortization
			Electrification		Robotics		Industrial		Power
($ in millions)	ABB		Products		and Motion		Automation		Grids
	Q3 17	Q3 16	Q3 17	Q3 16	Q3 17	Q3 16	Q3 17	Q3 16	Q3 17	Q3 16
Depreciation	191	195	52	54	35	36	18	15	45	45
Amortization	96	91	27	34	19	27	23	5	16	17
including total acquisition-related amortization of:	74	70	24	30	16	24	21	3	8	9

			Electrification		Robotics		Industrial		Power
($ in millions)	ABB		Products		and Motion		Automation		Grids
	9M 17	9M 16	9M 17	9M 16	9M 17	9M 16	9M 17	9M 16	9M 17	9M 16
Depreciation	555	576	152	161	103	106	43	44	131	134
Amortization	253	277	85	102	59	81	29	14	46	49
including total acquisition-related amortization of:	189	212	76	92	50	71	25	9	25	27

Orders received and revenues by region

($ in millions, unless otherwise indicated)	Orders received		CHANGE			Revenues		CHANGE
					Com-					Com-
	Q3 17	Q3 16	US$	Local	parable	Q3 17	Q3 16	US$	Local	parable
Europe	2,760	2,336	18%	14%	8%	3,058	2,733	12%	8%	6%
The Americas	2,339	2,208	6%	5%	4%	2,400	2,456	-2%	-3%	-4%
Asia, Middle East and Africa	3,058	2,989	2%	3%	2%	3,266	3,066	7%	7%	6%
ABB Group	8,157	7,533	8%	8%	5%	8,724	8,255	6%	4%	3%

($ in millions, unless otherwise indicated)	Orders received		CHANGE			Revenues		CHANGE
					Com-					Com-
	9M 17	9M 16	US$	Local	parable	9M 17	9M 16	US$	Local	parable
Europe	8,730	8,684	1%	2%	5%	8,565	8,299	3%	5%	6%
The Americas	7,142	6,864	4%	3%	3%	7,204	7,272	-1%	-1%	-1%
Asia, Middle East and Africa	9,037	9,554	-5%	-3%	-3%	9,263	9,264	0%	2%	2%
ABB Group	24,909	25,102	-1%	0%	1%	25,032	24,835	1%	2%	2%

7         Q3 2017 Financial Information

—

Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Nine months ended		Three months ended
($ in millions, except per share data in $)	Sep. 30, 2017	Sep. 30, 2016	Sep. 30, 2017	Sep. 30, 2016
Sales of products	20,686	20,477	7,235	6,802
Sales of services and software	4,346	4,358	1,489	1,453
Total revenues	25,032	24,835	8,724	8,255
Cost of sales of products	(14,788)	(14,980)	(5,145)	(4,911)
Cost of services and software	(2,603)	(2,623)	(910)	(885)
Total cost of sales	(17,391)	(17,603)	(6,055)	(5,796)
Gross profit	7,641	7,232	2,669	2,459
Selling, general and administrative expenses	(4,074)	(3,955)	(1,396)	(1,280)
Non-order related research and development expenses	(967)	(951)	(357)	(303)
Other income (expense), net	222	(17)	(8)	2
Income from operations	2,822	2,309	908	878
Interest and dividend income	55	54	20	16
Interest and other finance expense	(227)	(230)	(74)	(84)
Income from continuing operations before taxes	2,650	2,133	854	810
Provision for taxes	(702)	(587)	(246)	(237)
Income from continuing operations, net of tax	1,948	1,546	608	573
Income (loss) from discontinued operations, net of tax	(6)	14	(5)	16
Net income	1,942	1,560	603	589
Net income attributable to noncontrolling interests	(122)	(86)	(32)	(21)
Net income attributable to ABB	1,820	1,474	571	568

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,826	1,460	576	552
Net income	1,820	1,474	571	568

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.85	0.68	0.27	0.26
Net income	0.85	0.68	0.27	0.27

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.85	0.68	0.27	0.26
Net income	0.85	0.68	0.27	0.27

Weighted-average number of shares outstanding (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,138	2,155	2,134	2,135
Diluted earnings per share attributable to ABB shareholders	2,147	2,159	2,142	2,139
Due to rounding, numbers presented may not add to the totals provided.

See Notes to the Interim Consolidated Financial Information

8         Q3 2017 Financial Information

—
ABB Ltd Interim Condensed Consolidated Statements of Comprehensive
Income (unaudited)

	Nine months ended		Three months ended
($ in millions)	Sep. 30, 2017	Sep. 30, 2016	Sep. 30, 2017	Sep. 30, 2016
Total comprehensive income, net of tax	2,727	1,767	855	592
Total comprehensive income attributable to noncontrolling interests, net of tax	(139)	(87)	(36)	(22)
Total comprehensive income attributable to ABB shareholders, net of tax	2,588	1,680	819	570
Due to rounding, numbers presented may not add to the totals provided.

See Notes to the Interim Consolidated Financial Information

9         Q3 2017 Financial Information

—
ABB Ltd Interim Consolidated Balance Sheets (unaudited)

($ in millions, except share data)	Sep. 30, 2017	Dec. 31, 2016
Cash and equivalents	3,649	3,644
Marketable securities and short-term investments	998	1,953
Receivables, net	10,738	9,696
Inventories, net	5,306	4,347
Prepaid expenses	276	176
Other current assets	628	688
Assets held for sale	–	548
Total current assets	21,595	21,052

Property, plant and equipment, net	5,180	4,743
Goodwill	11,180	9,501
Other intangible assets, net	2,649	1,996
Prepaid pension and other employee benefits	102	90
Investments in equity-accounted companies	164	170
Deferred taxes	1,022	1,118
Other non-current assets	515	532
Total assets	42,407	39,202

Accounts payable, trade	5,081	4,446
Billings in excess of sales	1,309	1,241
Short-term debt and current maturities of long-term debt	831	1,003
Advances from customers	1,428	1,398
Provisions for warranties	1,200	1,142
Other provisions	1,789	1,765
Other current liabilities	4,167	3,936
Liabilities held for sale	–	218
Total current liabilities	15,805	15,149

Long-term debt	7,061	5,800
Pension and other employee benefits	1,920	1,834
Deferred taxes	1,067	918
Other non-current liabilities	1,801	1,604
Total liabilities	27,654	25,305

Commitments and contingencies

Stockholders’ equity:
Capital stock
(2,168,148,264 and 2,214,743,264 issued shares at September 30, 2017, and December 31, 2016, respectively)	188	192
Additional paid-in capital	11	24
Retained earnings	19,201	19,925
Accumulated other comprehensive loss	(4,418)	(5,187)
Treasury stock, at cost
(33,696,701 and 76,036,429 shares at September 30, 2017, and December 31, 2016, respectively)	(738)	(1,559)
Total ABB stockholders’ equity	14,244	13,395
Noncontrolling interests	509	502
Total stockholders’ equity	14,753	13,897
Total liabilities and stockholders’ equity	42,407	39,202
Due to rounding, numbers presented may not add to the totals provided.

See Notes to the Interim Consolidated Financial Information

10         Q3 2017 Financial Information

—
ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Nine months ended		Three months ended
($ in millions)	Sep. 30, 2017	Sep. 30, 2016	Sep. 30, 2017	Sep. 30, 2016
Operating activities:
Net income	1,942	1,560	603	589
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	808	853	287	286
Deferred taxes	40	(108)	(3)	19
Net loss (gain) from derivatives and foreign exchange	5	58	34	10
Net loss (gain) from sale of property, plant and equipment	(22)	(33)	(12)	(25)
Net loss (gain) from sale of businesses	(330)	–	1	–
Share-based payment arrangements	41	37	14	10
Other	21	73	(16)	31
Changes in operating assets and liabilities:
Trade receivables, net	(319)	(68)	(65)	163
Inventories, net	(323)	(261)	(73)	(57)
Trade payables	279	153	50	(14)
Accrued liabilities	101	14	234	179
Billings in excess of sales	4	4	72	(5)
Provisions, net	(87)	(5)	(66)	(112)
Advances from customers	(60)	(20)	(146)	2
Income taxes payable and receivable	41	123	48	2
Other assets and liabilities, net	(211)	35	(8)	3
Net cash provided by operating activities	1,930	2,415	954	1,081

Investing activities:
Purchases of marketable securities (available-for-sale)	(300)	(821)	(26)	(410)
Purchases of short-term investments	(133)	(2,172)	(59)	(803)
Purchases of property, plant and equipment and intangible assets	(620)	(532)	(203)	(184)
Acquisition of businesses (net of cash acquired)
and increases in cost- and equity-accounted companies	(2,119)	(24)	(2,101)	(5)
Proceeds from sales of marketable securities (available-for-sale)	502	773	12	735
Proceeds from maturity of marketable securities (available-for-sale)	100	539	–	–
Proceeds from short-term investments	899	1,450	25	917
Proceeds from sales of property, plant and equipment	50	52	20	24
Proceeds from sales of businesses (net of transaction costs
and cash disposed) and cost- and equity-accounted companies	664	(1)	(9)	(3)
Net cash from settlement of foreign currency derivatives	92	(34)	59	(13)
Other investing activities	29	13	7	5
Net cash provided by (used in) investing activities	(836)	(757)	(2,275)	263

Financing activities:
Net changes in debt with original maturities of 90 days or less	363	45	(47)	(246)
Increase in debt	901	854	11	2
Repayment of debt	(657)	(720)	(67)	(56)
Delivery of shares	86	143	–	142
Purchase of treasury stock	(251)	(1,299)	–	(102)
Dividends paid	(1,635)	–	–	–
Reduction in nominal value of common shares paid to shareholders	–	(1,610)	–	(1,610)
Dividends paid to noncontrolling shareholders	(121)	(121)	(5)	(14)
Other financing activities	(14)	(21)	1	(9)
Net cash used in financing activities	(1,328)	(2,729)	(107)	(1,893)

Effects of exchange rate changes on cash and equivalents	239	44	59	2
Net change in cash and equivalents – continuing operations	5	(1,027)	(1,369)	(547)

Cash and equivalents, beginning of period	3,644	4,565	5,018	4,085
Cash and equivalents, end of period	3,649	3,538	3,649	3,538

Supplementary disclosure of cash flow information:
Interest paid	139	144	24	21
Taxes paid	651	591	208	230
Due to rounding, numbers presented may not add to the totals provided.

See Notes to the Interim Consolidated Financial Information

11         Q3 2017 Financial Information

—
ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

($ in millions)	Capital stock	Additional paid-in capital	Retained earnings	Total accumu- lated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Non- controlling interests	Total stockholders’ equity

Balance at January 1, 2016	1,440	4	20,476	(4,858)	(2,581)	14,481	507	14,988
Comprehensive income:
Net income			1,474			1,474	86	1,560
Foreign currency translation
adjustments, net of tax of $11				97		97	1	98
Effect of change in fair value of
available-for-sale securities,
net of tax of $1				7		7		7
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $23				89		89		89
Change in derivatives qualifying as
cash flow hedges, net of tax of $4				13		13		13
Total comprehensive income						1,680	87	1,767
Dividends to
noncontrolling shareholders						–	(121)	(121)
Reduction in nominal value of common
shares paid to shareholders	(1,239)	15	(402)			(1,626)		(1,626)
Cancellation of treasury shares	(9)	(31)	(2,007)		2,047	–		–
Purchase of treasury stock					(1,280)	(1,280)		(1,280)
Delivery of shares		(14)	(41)		198	143		143
Share-based payment arrangements		37				37		37
Call options		5				5		5
Balance at September 30, 2016	192	16	19,500	(4,652)	(1,616)	13,440	473	13,913

Balance at January 1, 2017	192	24	19,925	(5,187)	(1,559)	13,395	502	13,897
Comprehensive income:
Net income			1,820			1,820	122	1,942
Foreign currency translation
adjustments, net of tax of $1				850		850	17	867
Effect of change in fair value of
available-for-sale securities,
net of tax of $1				3		3		3
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $(24)				(90)		(90)		(90)
Change in derivatives qualifying as
cash flow hedges, net of tax of $1				5		5		5
Total comprehensive income						2,588	139	2,727
Changes in noncontrolling interests		3				3	(4)	(1)
Dividends to
noncontrolling shareholders						–	(128)	(128)
Dividends paid to shareholders			(1,622)			(1,622)		(1,622)
Cancellation of treasury shares	(4)	(27)	(922)		953	–		–
Purchase of treasury stock					(251)	(251)		(251)
Delivery of shares		(33)			119	86		86
Share-based payment arrangements		41				41		41
Call options		4				4		4
Balance at September 30, 2017	188	11	19,201	(4,418)	(738)	14,244	509	14,753
Due to rounding, numbers presented may not add to the totals provided.

See Notes to the Interim Consolidated Financial Information

12         Q3 2017 Financial Information

—

Notes to the Interim Consolidated Financial Information (unaudited)

─

Note 1

The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a pioneering technology leader in electrification products, robotics and motion, industrial automation and power grids serving customers in utilities, industry and transport & infrastructure globally.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the audited consolidated financial statements in the Company’s Annual Report for the year ended December 31, 2016.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The most significant, difficult and subjective of such accounting assumptions and estimates include:

•          estimates used to record expected costs for employee severance in connection with restructuring programs,

•          assumptions and projections, principally related to future material, labor and project related overhead costs, used in determining the percentage of completion on projects,

•          estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquiries, environmental damages, product warranties, self-insurance reserves, regulatory and other proceedings,

•          assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

•          estimates to determine valuation allowances for deferred tax assets and amounts recorded for uncertain tax positions,

•          growth rates, discount rates and other assumptions used to determine impairment of long lived assets and in testing goodwill for impairment,

•          assumptions used in determining inventory obsolescence and net realizable value,

•          estimates and assumptions used in determining the fair values of assets and liabilities assumed in business combinations, and

•          assessment of the allowance for doubtful accounts.

The actual results and outcomes may differ from the Company’s estimates and assumptions.

A portion of the Company’s activities (primarily long-term construction activities) has an operating cycle that exceeds one year. For classification of current assets and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its operating cycle. Accordingly, there are accounts receivable, inventories and provisions related to these contracts which will not be realized within one year that have been classified as current.

In the opinion of management, the unaudited Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods. Management considers all such adjustments to be of a normal recurring nature.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated. Due to rounding, numbers presented in the Interim Consolidated Financial Information may not add to the totals provided. Certain amounts reported in the Interim Consolidated Financial Information for prior periods have been reclassified to conform to the current year’s presentation. These changes primarily relate to the reorganization of the Company’s operating segments (see Note 14) and to the reclassification and netting of deferred tax assets and liabilities, as a result of the adoption of an accounting standard update on the classification of deferred taxes (see Note 2).

─

Note 2

Recent accounting pronouncements

Applicable for current periods

Balance sheet classification of deferred taxes

As of January 1, 2017, the Company adopted an accounting standard update removing the requirement to separate deferred tax liabilities and assets into current and noncurrent amounts and instead requiring all such amounts, as well as any related valuation allowance, to be classified as noncurrent in the consolidated balance sheets. This update was applied retrospectively and resulted in a decrease of $297 million in both the total deferred tax assets and total deferred tax liabilities at December 31, 2016, due to additional netting impacts.

Simplifying the transition to the equity method of accounting

As of January 1, 2017, the Company adopted an accounting standard update eliminating the retroactive adjustments to an investment upon it qualifying for the equity method of accounting as a result of an increase in the level of ownership interest or degree of influence by the investor. It requires that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment qualifies for equity method accounting. This update was applied prospectively and did not have a significant impact on the consolidated financial statements.

Improvements to employee share-based payment accounting

As of January 1, 2017, the Company adopted an accounting standard update which changed the accounting for certain aspects of share-based payment awards to employees, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as the classification in the statement of cash flows. This update did not have a significant impact on the consolidated financial statements.

Simplifying the test for goodwill impairment

As of January 1, 2017, the Company early-adopted an accounting standard update eliminating the requirement to calculate the implied fair value of goodwill when measuring a goodwill impairment loss. Instead the Company is now required to record an impairment loss based on the excess of a reporting unit’s carrying amount over its fair value provided that the loss recognized does not exceed the total amount of goodwill allocated to that reporting unit. This update was applied prospectively and did not have a significant impact on the consolidated financial statements.

13         Q3 2017 Financial Information

Applicable for future periods

Revenue from contracts with customers

In May 2014, an accounting standard update was issued to clarify the principles for recognizing revenues from contracts with customers. The update, which supersedes substantially all existing revenue recognition guidance, provides a single comprehensive model for recognizing revenues on the transfer of promised goods or services to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Under the standard it is possible that more judgments and estimates would be required than under existing standards, including identifying the separate performance obligations in a contract, estimating any variable consideration elements, and allocating the transaction price to each separate performance obligation. The update also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. Further updates were issued in 2016 to clarify the guidance on identifying performance obligations, licensing and contract costs, to enhance the implementation guidance on principal versus agent considerations and to add other practical expedients.

In August 2015, the effective date for the update was deferred and the update is now effective for the Company for annual and interim periods beginning January 1, 2018, and is to be applied either (i) retrospectively to each prior reporting period presented, with the option to elect certain defined practical expedients, or (ii) retrospectively with the cumulative effect of initially applying the update recognized at the date of adoption in retained earnings (with additional disclosure as to the impact on individual financial statement lines affected). Early adoption of the standard is permitted for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period.

The Company will adopt these updates as of January 1, 2018, pursuant to the aforementioned adoption method (ii) and, apart from additional disclosures, currently does not anticipate these updates will have a significant impact on its consolidated financial statements. The Company’s analysis of contracts performed in 2016 resulted in immaterial differences in the identification of performance obligations compared to the current unit of accounting determination. Except for a limited number of contracts where the required criteria are not met, the analysis supports the recognition of revenue over time following the cost-to-cost method under the new revenue recognition standard for those contracts which are following the cost-to-cost method under the current revenue recognition model. The Company continues to evaluate the expected impacts of the adoption of these updates and the expected impacts are subject to change.

Recognition and measurement of financial assets and financial liabilities

In January 2016, an accounting standard update was issued to enhance the reporting model for financial instruments, which includes amendments to address aspects of recognition, measurement, presentation and disclosure. For example, the Company would be required to measure equity investments (except those accounted for under the equity method) at fair value with changes in fair value recognized in net income and to present separately financial assets and financial liabilities by measurement category and form of financial asset. This update is effective for the Company for annual and interim periods beginning January 1, 2018, with early adoption permitted for certain provisions. The Company is currently evaluating the impact of this update on its consolidated financial statements.

Leases

In February 2016, an accounting standard update was issued that requires lessees to recognize lease assets and corresponding lease liabilities on the balance sheet for all leases with terms of more than 12 months. The update, which supersedes existing lease guidance, will continue to classify leases as either finance or operating, with the classification determining the pattern of expense recognition in the income statement. This update is effective for the Company for annual and interim periods beginning January 1, 2019, with early adoption permitted, and is applicable on a modified retrospective basis with various optional practical expedients. The Company is currently evaluating the impact of this update on its consolidated financial statements.

Measurement of credit losses on financial instruments

In June 2016, an accounting standard update was issued which replaces the existing incurred loss impairment methodology for most financial assets with a new “current expected credit loss” model. The new model will result in the immediate recognition of the estimated credit losses expected to occur over the remaining life of financial assets such as trade and other receivables, held-to-maturity debt securities, loans and other instruments. Credit losses relating to available-for-sale debt securities will be measured in a manner similar to current GAAP, except that the losses will be recorded through an allowance for credit losses rather than as a direct write-down of the security.

This update is effective for the Company for annual and interim periods beginning January 1, 2020, with early adoption permitted for annual and interim periods beginning January 1, 2019. The Company is currently evaluating the impact of this update on its consolidated financial statements.

Classification of certain cash receipts and cash payments in the statement of cash flows

In August 2016, an accounting standard update was issued which clarifies how certain cash receipts and cash payments, including debt prepayment or extinguishment costs, the settlement of zero coupon debt instruments, contingent consideration paid after a business combination, proceeds from insurance settlements, distributions from certain equity method investees and beneficial interests obtained in a financial asset securitization, should be presented and classified in the statement of cash flows. This update is effective for the Company for annual and interim periods beginning January 1, 2018 on a retrospective basis, with early adoption permitted. The Company does not believe that this update will have a significant impact on its consolidated financial statements.

Income taxes – Intra-entity transfers of assets other than inventory

In October 2016, an accounting standard update was issued that requires the Company to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs instead of when the asset has been sold to an outside party. This update is effective for the Company for annual and interim periods beginning January 1, 2018, with early adoption permitted, and is applicable on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the impact of this update on its consolidated financial statements.

Statement of cash flows - Restricted cash

In November 2016, an accounting standard update was issued which clarifies the classification and presentation of changes in restricted cash on the statement of cash flows. It requires the inclusion of cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. This update is effective for the Company for annual and interim periods beginning January 1, 2018 on a retrospective basis, with early adoption permitted. The Company does not believe that this update will have a significant impact on its consolidated financial statements.

14         Q3 2017 Financial Information

Clarifying the definition of a business

In January 2017, an accounting standard update was issued which narrows the definition of a business. It also provides a framework for determining whether a set of transferred assets and activities involves a business. This update is effective for the Company for annual and interim periods beginning January 1, 2018 on a prospective basis, with early adoption permitted. The Company does not believe that this update will have a significant impact on its consolidated financial statements.

Clarifying the scope of asset derecognition guidance and accounting for partial sales of nonfinancial assets

In February 2017, an accounting standard update was issued which clarifies the scope of asset derecognition guidance, adds guidance for partial sales of nonfinancial assets and clarifies recognizing gains and losses from the transfer of nonfinancial assets in contracts with noncustomers. The Company plans to adopt this update retrospectively as of January 1, 2018, with the cumulative effect of initially applying the update recognized at the date of adoption in retained earnings. The Company does not believe that this update will have a significant impact on its consolidated financial statements.

Improving the presentation of net periodic pension cost and net periodic postretirement benefit cost

In March 2017, an accounting standard update was issued which changes how employers that sponsor defined benefit pension plans and other postretirement plans present the net periodic benefit cost in the income statement. Under this standard, the Company will be required to report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. Other components of net benefit will be required to be presented in the income statement separately from the service cost component and outside the subtotal of income from operations. Under the amendment only the service cost component is allowed to be capitalized. This update is effective for the Company for annual and interim periods beginning January 1, 2018 on a retrospective basis for the presentation requirements and on a prospective basis for the capitalization of the service cost component requirements. The Company will adopt this update as of January 1, 2018, and does not believe that this update will have a significant impact on its consolidated financial statements.

Compensation—Stock Compensation

In May 2017, an accounting standard update was issued which clarifies when to account for a change to the terms or conditions of a share‑based payment award as a modification. Under this update, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This update is effective prospectively and will apply to awards modified on or after January 1, 2018. The Company does not believe that this update will have a significant impact on its consolidated financial statements.

Derivatives and Hedging—Targeted Improvements to Accounting for Hedging Activities

In August 2017, an accounting standard update was issued which expands and refines hedge accounting for both financial and non-financial risk components, aligns the recognition and presentation of the effects of hedging instruments and hedge items in the financial statements, and includes certain targeted improvements to ease the application of current guidance related to the assessment of hedge effectiveness. This update is effective for the Company for annual and interim periods beginning January 1, 2019. For cash flow and net investment hedges as of the adoption date, the guidance requires a modified retrospective approach. The amended presentation and disclosure guidance is required only prospectively. The Company will adopt this update as of January 1, 2019, and is currently evaluating the impact of this update on its consolidated financial statements.

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Note 3

Acquisitions and Divestments

Acquisitions

Acquisitions were as follows:

	Nine months ended	Three months ended
($ in millions, except number of acquired businesses)	September 30, 2017	September 30, 2017
Acquisitions (net of cash acquired)(1)	2,108	2,099
Aggregate excess of purchase price over fair value of net assets acquired(2)	1,338	1,334
Number of acquired businesses	4	2

(1) Excluding changes in cost and equity accounted companies.

(2) Recorded as goodwill.

In the table above, the “Acquisitions” and “Aggregate excess of purchase price over fair value of net assets acquired” amounts for the nine and three months ended September 30, 2017, relate primarily to the acquisition of Bernecker + Rainer Industrie-Elektronik GmbH (B&R). Acquisitions for the nine and three months ended September 30, 2016, were not significant.

Acquisitions of controlling interests have been accounted for under the acquisition method and have been included in the Company’s Consolidated Financial Statements since the date of acquisition.

While the Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the acquisition date, the purchase price allocation for acquisitions is preliminary for up to 12 months after the acquisition date and is subject to refinement as more detailed analyses are completed and additional information about the fair values of the assets and liabilities becomes available.

On July 6, 2017, the Company acquired the shares of B&R. B&R is a worldwide provider of product- and software-based, open-architecture solutions for machine and factory automation. This acquisition closes a gap in the Company’s industrial automation portfolio and consequently the goodwill acquired represents the future benefits associated with product portfolio expansion.

15         Q3 2017 Financial Information

The aggregate preliminary allocation of the purchase consideration for business acquisitions in 2017, was as follows:

($ in millions)	Allocated amounts(1)	Weighted-average
		useful life
Technology	412	7 years
Customer relationships	267	19 years
Trade names	85	10 years
Order backlog	1	3 months
Intangible assets	765
Fixed assets	131
Debt acquired	(50)
Deferred tax liabilities	(221)
Inventories	168
Other assets and liabilities, net	(23)
Goodwill(2)	1,338
Total consideration (net of cash acquired) (3)	2,108

(1) Excludes measurement period adjustments related to prior year acquisitions.

(2) The Company does not expect the goodwill recognized to be deductible for income tax purposes.

(3) Primarily relates to the acquisition of B&R.

Divestment of the high-voltage cable system business

For the nine and three months ended September 30, 2017, the Company recorded net gains (including transaction costs) of $330 million and net losses (including transaction costs) of $1 million, respectively, in “Other income (expense), net”. For the nine months ended September 30, 2017, an associated tax expense of $28 million relating to the divestment of consolidated businesses was recorded in “Provision for taxes”. These are primarily due to the divestment in March 2017, of the Company’s high-voltage cable system business (the Cables business).

The Company has retained certain obligations of the Cables business and thus the Company remains directly or indirectly liable for these liabilities which existed at the date of the divestment. Subsequent to the divestment, the Company recorded a loss of $94 million for changes in the amounts recorded for these obligations. In addition, the Company has provided certain performance guarantees to third parties which guarantee the performance of the buyer under existing contracts with customers as well as for certain capital expenditures of the divested business (see Note 7).

There were no significant gains or losses recognized relating to divestments in the nine and three months ended September 30, 2016.

Changes in total goodwill were as follows:

($ in millions)	Total Goodwill
Balance at December 31, 2016	9,501
Goodwill acquired during the year(1)	1,338
Goodwill allocated to disposals	(2)
Exchange rate differences and other	343
Balance at September 31, 2017	11,180

 (1) Includes primarily goodwill in respect of B&R, acquired in July 2017, which has been allocated to the Industrial Automation operating segment.

Acquisition of GE Industrial Solutions

On September 25, 2017, the Company announced that it had reached an agreement to acquire GE Industrial Solutions, GE’s global electrification solutions business, for $2.6 billion. The acquisition will strengthen the Company’s global position in electrification and expand its access to the North American market through strong customer relationships, large installed base and extensive distribution networks, and has significant value creation potential. GE Industrial Solutions is headquartered in Atlanta, Georgia. The Company expects to complete the acquisition of GE Industrial Solutions in the first half of 2018 following the receipt of customary regulatory approvals.

16         Q3 2017 Financial Information

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Note 4

Cash and equivalents, marketable securities and short-term investments

Cash and equivalents, marketable securities and short-term investments consisted of the following:

	September 30, 2017
						Marketable
		Gross	Gross			securities
		unrealized	unrealized		Cash and	and short-term
($ in millions)	Cost basis	gains	losses	Fair value	equivalents	investments
Cash	1,648			1,648	1,648	–
Time deposits	2,078			2,078	2,001	77
Other short-term investments	304			304	–	304
Debt securities available-for-sale:
U.S. government obligations	207	1	(2)	206	–	206
European government obligations	34	–	–	34	–	34
Other government obligations	2	–	–	2	–	2
Corporate	212	2	(1)	213	–	213
Equity securities available-for-sale	150	12	–	162	–	162
Total	4,635	15	(3)	4,647	3,649	998

	December 31, 2016
						Marketable
		Gross	Gross			securities
		unrealized	unrealized		Cash and	and short-term
($ in millions)	Cost basis	gains	losses	Fair value	equivalents	investments
Cash	1,704			1,704	1,704	–
Time deposits	2,764			2,764	1,940	824
Other short-term investments	271			271	–	271
Debt securities available-for-sale:
U.S. government obligations	221	1	(2)	220	–	220
Other government obligations	2	–	–	2	–	2
Corporate	95	1	(1)	95	–	95
Equity securities available-for-sale	530	11	–	541	–	541
Total	5,587	13	(3)	5,597	3,644	1,953

Included in Other short-term investments at September 30, 2017, and December 31, 2016, are receivables of $301 million and $268 million, respectively, representing reverse repurchase agreements. These collateralized lendings, made to a financial institution, have maturity dates of less than one year.

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Note 5

Derivative financial instruments

The Company is exposed to certain currency, commodity, interest rate and equity risks arising from its global operating, financing and investing activities. The Company uses derivative instruments to reduce and manage the economic impact of these exposures.

Currency risk

Due to the global nature of the Company’s operations, many of its subsidiaries are exposed to currency risk in their operating activities from entering into transactions in currencies other than their functional currency. To manage such currency risks, the Company’s policies require the subsidiaries to hedge their foreign currency exposures from binding sales and purchase contracts denominated in foreign currencies. For forecasted foreign currency denominated sales of standard products and the related foreign currency denominated purchases, the Company’s policy is to hedge up to a maximum of 100 percent of the forecasted foreign currency denominated exposures, depending on the length of the forecasted exposures. Forecasted exposures greater than 12 months are not hedged. Forward foreign exchange contracts are the main instrument used to protect the Company against the volatility of future cash flows (caused by changes in exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within its treasury operations, the Company primarily uses foreign exchange swaps and forward foreign exchange contracts to manage the currency and timing mismatches arising in its liquidity management activities.

Commodity risk

Various commodity products are used in the Company’s manufacturing activities. Consequently it is exposed to volatility in future cash flows arising from changes in commodity prices. To manage the price risk of commodities, the Company’s policies require that the subsidiaries hedge the commodity price risk exposures from binding contracts, as well as at least 50 percent (up to a maximum of 100 percent) of the forecasted commodity exposure over the next 12 months or longer (up to a maximum of 18 months). Primarily swap contracts are used to manage the associated price risks of commodities.

17         Q3 2017 Financial Information

Interest rate risk

The Company has issued bonds at fixed rates. Interest rate swaps are used to manage the interest rate risk associated with certain debt and generally such swaps are designated as fair value hedges. In addition, from time to time, the Company uses instruments such as interest rate swaps, interest rate futures, bond futures or forward rate agreements to manage interest rate risk arising from the Company’s balance sheet structure but does not designate such instruments as hedges.

Equity risk

The Company is exposed to fluctuations in the fair value of its warrant appreciation rights (WARs) issued under its management incentive plan. A WAR gives its holder the right to receive cash equal to the market price of an equivalent listed warrant on the date of exercise. To eliminate such risk, the Company has purchased cash-settled call options, indexed to the shares of the Company, which entitle the Company to receive amounts equivalent to its obligations under the outstanding WARs.

Volume of derivative activity

In general, while the Company’s primary objective in its use of derivatives is to minimize exposures arising from its business, certain derivatives are designated and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.

Foreign exchange and interest rate derivatives

The gross notional amounts of outstanding foreign exchange and interest rate derivatives (whether designated as hedges or not) were as follows:

Type of derivative	Total notional amounts at
($ in millions)	September 30, 2017	December 31, 2016	September 30, 2016
Foreign exchange contracts	16,562	15,353	16,381
Embedded foreign exchange derivatives	1,845	2,162	2,919
Interest rate contracts	5,310	3,021	3,348

Derivative commodity contracts

The following table shows the notional amounts of outstanding commodity derivatives (whether designated as hedges or not), on a net basis, to reflect the Company’s requirements in the various commodities:

Type of derivative	Unit	Total notional amounts at
		September 30, 2017	December 31, 2016	September 30, 2016
Copper swaps	metric tonnes	44,013	47,425	54,321
Aluminum swaps	metric tonnes	5,300	4,650	4,950
Nickel swaps	metric tonnes	12	–	–
Lead swaps	metric tonnes	125	15,100	18,025
Zinc swaps	metric tonnes	250	150	150
Silver swaps	ounces	2,074,213	1,586,395	1,885,370
Crude oil swaps	barrels	173,398	121,000	122,000

Equity derivatives

At September 30, 2017, December 31, 2016, and September 30, 2016, the Company held 43 million, 47 million and 49 million cash-settled call options indexed to ABB Ltd shares (conversion ratio 5:1) with a total fair value of $35 million, $23 million and $28 million, respectively.

Cash flow hedges

As noted above, the Company mainly uses forward foreign exchange contracts to manage the foreign exchange risk of its operations, commodity swaps to manage its commodity risks and cash-settled call options to hedge its WAR liabilities. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into earnings in the same line item and in the same period as the underlying hedged transaction affects earnings. Any ineffectiveness in the hedge relationship, or hedge component excluded from the assessment of effectiveness, is recognized in earnings during the current period.

At September 30, 2017, and December 31, 2016, “Accumulated other comprehensive loss” included net unrealized gains of $4 million and net unrealized losses of $1 million, respectively, net of tax, on derivatives designated as cash flow hedges. Of the amount at September 30, 2017, net gains of $6 million are expected to be reclassified to earnings in the following 12 months. At September 30, 2017, the longest maturity of a derivative classified as a cash flow hedge was 30 months.

The amount of gains or losses, net of tax, reclassified into earnings due to the discontinuance of cash flow hedge accounting and the amount of ineffectiveness in cash flow hedge relationships directly recognized in earnings were not significant in the nine and three months ended September 30, 2017 and 2016.

The pre-tax effects of derivative instruments, designated and qualifying as cash flow hedges, on “Accumulated other comprehensive loss” (OCI) and the Consolidated Income Statements were as follows:

	Gains (losses) recognized in OCI			Gains (losses) reclassified from OCI
($ in millions)	on derivatives (effective portion)			into income (effective portion)
Nine months ended September 30,	2017	2016		2017	2016
Type of derivative			Location
Foreign exchange contracts	8	8	Total revenues	(2)	(9)
			Total cost of sales	3	9
Commodity contracts	6	1	Total cost of sales	5	(2)
Cash-settled call options	11	18	SG&A expenses(1)	9	12
Total	25	27		15	10

18         Q3 2017 Financial Information

	Gains (losses) recognized in OCI			Gains (losses) reclassified from OCI
($ in millions)	on derivatives (effective portion)			into income (effective portion)
Three months ended September 30,	2017	2016		2017	2016
Type of derivative			Location
Foreign exchange contracts	(2)	8	Total revenues	1	(3)
			Total cost of sales	–	2
Commodity contracts	4	–	Total cost of sales	1	1
Cash-settled call options	(1)	15	SG&A expenses(1)	–	11
Total	1	23		2	11

(1) SG&A  expenses  represent  “Selling,  general  and  administrative  expenses”.

The amounts in respect of gains (losses) recognized in income for hedge ineffectiveness and amounts excluded from effectiveness testing were not significant for the nine and three months ended September 30, 2017 and 2016.

Net derivative gains of $11 million and $9 million, both net of tax, were reclassified from “Accumulated other comprehensive loss” to earnings during the nine months ended September 30, 2017 and 2016. During the three months ended September 30, 2017 and 2016, net derivative gains of $1 million and $9 million, both net of tax, respectively, were reclassified from “Accumulated other comprehensive loss” to earnings.

Fair value hedges

To reduce its interest rate exposure arising primarily from its debt issuance activities, the Company uses interest rate swaps. Where such instruments are designated as fair value hedges, the changes in the fair value of these instruments, as well as the changes in the fair value of the risk component of the underlying debt being hedged, are recorded as offsetting gains and losses in “Interest and other finance expense”. Hedge ineffectiveness of instruments designated as fair value hedges for the nine and three months ended September 30, 2017 and 2016, was not significant.

The effect of interest rate contracts, designated and qualifying as fair value hedges, on the Consolidated Income Statements was as follows:

	Nine months ended September 30,		Three months ended September 30,
($ in millions)	2017	2016	2017	2016
Gains (losses) recognized in Interest and other finance expense:
- on derivatives designated as fair value hedges	(3)	32	(3)	(16)
- on hedged item	5	(30)	2	17

Derivatives not designated in hedge relationships

Derivative instruments that are not designated as hedges or do not qualify as either cash flow or fair value hedges are economic hedges used for risk management purposes. Gains and losses from changes in the fair values of such derivatives are recognized in the same line in the income statement as the economically hedged transaction.

Furthermore, under certain circumstances, the Company is required to split and account separately for foreign currency derivatives that are embedded within certain binding sales or purchase contracts denominated in a currency other than the functional currency of the subsidiary and the counterparty.

The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were as follows:

Type of derivative not	Gains (losses) recognized in income
designated as a hedge		Nine months ended September 30,		Three months ended September 30,
($ in millions)	Location	2017	2016	2017	2016
Foreign exchange contracts	Total revenues	203	(19)	36	(42)
	Total cost of sales	(40)	(69)	(14)	(10)
	SG&A expenses(1)	(19)	(5)	(9)	–
	Non-order related research
	and development	–	(1)	–	–
	Other income (expense), net	(1)	–	–	–
	Interest and other finance expense	42	(45)	29	3
Embedded foreign exchange	Total revenues	(30)	(41)	(7)	8
contracts	Total cost of sales	1	7	1	1
	SG&A expenses(1)	5	1	–	–
Commodity contracts	Total cost of sales	31	15	13	5
Other	Interest and other finance expense	(2)	2	1	3
Total		190	(155)	50	(32)

(1) SG&A  expenses  represent  “Selling,  general  and  administrative  expenses”.

19         Q3 2017 Financial Information

The fair values of derivatives included in the Consolidated Balance Sheets were as follows:

	September 30, 2017
	Derivative assets		Derivative liabilities
	Current in	Non-current in	Current in	Non-current in
	“Other current	“Other non-current	“Other current	“Other non-current
($ in millions)	assets”	assets”	liabilities”	liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	4	–	4	1
Commodity contracts	3	–	1	–
Interest rate contracts	1	60	–	–
Cash-settled call options	22	11	–	–
Total	30	71	5	1

Derivatives not designated as hedging instruments:
Foreign exchange contracts	143	28	165	56
Commodity contracts	30	1	7	–
Cash-settled call options	1	1	–	–
Embedded foreign exchange derivatives	27	14	32	6
Total	201	44	204	62
Total fair value	231	115	209	63

	December 31, 2016
	Derivative assets		Derivative liabilities
	Current in	Non-current in	Current in	Non-current in
	“Other current	“Other non-current	“Other current	“Other non-current
($ in millions)	assets”	assets”	liabilities”	liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts	5	–	6	5
Commodity contracts	2	–	–	–
Interest rate contracts	2	62	–	–
Cash-settled call options	13	9	–	–
Total	22	71	6	5

Derivatives not designated as hedging instruments:
Foreign exchange contracts	169	29	257	77
Commodity contracts	29	2	6	1
Cross-currency interest rate swaps	–	2	–	–
Cash-settled call options	–	1	–	–
Embedded foreign exchange derivatives	58	21	35	18
Total	256	55	298	96
Total fair value	278	126	304	101

Close-out netting agreements provide for the termination, valuation and net settlement of some or all outstanding transactions between two counterparties on the occurrence of one or more pre-defined trigger events.

Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the tables above and in the Consolidated Balance Sheets at September 30, 2017, and December 31, 2016, have been presented on a gross basis.

20         Q3 2017 Financial Information

The Company’s netting agreements and other similar arrangements allow net settlements under certain conditions. At September 30, 2017, and December 31, 2016, information related to these offsetting arrangements was as follows:

($ in millions)	September 30, 2017
	Gross amount	Derivative liabilities	Cash	Non-cash
Type of agreement or	of recognized	eligible for set-off	collateral	collateral	Net asset
similar arrangement	assets	in case of default	received	received	exposure
Derivatives	305	(170)	–	–	135
Reverse repurchase agreements	301	–	–	(301)	–
Total	606	(170)	–	(301)	135

($ in millions)	September 30, 2017
	Gross amount	Derivative liabilities	Cash	Non-cash
Type of agreement or	of recognized	eligible for set-off	collateral	collateral	Net liability
similar arrangement	liabilities	in case of default	pledged	pledged	exposure
Derivatives	234	(170)	–	–	64
Total	234	(170)	–	–	64

($ in millions)	December 31, 2016
	Gross amount	Derivative liabilities	Cash	Non-cash
Type of agreement or	of recognized	eligible for set-off	collateral	collateral	Net asset
similar arrangement	assets	in case of default	received	received	exposure
Derivatives	325	(190)	–	–	135
Reverse repurchase agreements	268	–	–	(268)	–
Total	593	(190)	–	(268)	135

($ in millions)	December 31, 2016
	Gross amount	Derivative liabilities	Cash	Non-cash
Type of agreement or	of recognized	eligible for set-off	collateral	collateral	Net liability
similar arrangement	liabilities	in case of default	pledged	pledged	exposure
Derivatives	352	(190)	–	–	162
Total	352	(190)	–	–	162

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Note 6

Fair values

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis and, when necessary, to record certain non‑financial assets at fair value on a non‑recurring basis, as well as to determine fair value disclosures for certain financial instruments carried at amortized cost in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity and interest rate derivatives, as well as cash‑settled call options and available‑for‑sale securities. Non‑financial assets recorded at fair value on a non‑recurring basis include long‑lived assets that are reduced to their estimated fair value due to impairments.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities), the income approach (discounted cash flow models) and the cost approach (using costs a market participant would incur to develop a comparable asset). Inputs used to determine the fair value of assets and liabilities are defined by a three‑level hierarchy, depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities and non‑financial assets measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

The levels of the fair value hierarchy are as follows:

Level 1:  Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include certain actively traded debt securities.

Level 2:  Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued or disclosed using Level 2 inputs include investments in certain funds, reverse repurchase agreements, certain debt securities that are not actively traded, interest rate swaps, commodity swaps, cash‑settled call options, forward foreign exchange contracts, foreign exchange swaps and forward rate agreements, time deposits, as well as financing receivables and debt.

Level 3:  Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable input).

Whenever quoted prices involve bid‑ask spreads, the Company ordinarily determines fair values based on mid‑market quotes. However, for the purpose of determining the fair value of cash‑settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered

21         Q3 2017 Financial Information

disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

Recurring fair value measures

The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:

	September 30, 2017
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Marketable securities and short-term investments”:
Equity securities	–	162	–	162
Debt securities—U.S. government obligations	206	–	–	206
Debt securities—European government obligations	34	–	–	34
Debt securities—Other government obligations	–	2	–	2
Debt securities—Corporate	–	213	–	213
Derivative assets—current in “Other current assets”	–	231	–	231
Derivative assets—non-current in “Other non-current assets”	–	115	–	115
Total	240	723	–	963

Liabilities
Derivative liabilities—current in “Other current liabilities”	–	209	–	209
Derivative liabilities—non-current in “Other non-current liabilities”	–	63	–	63
Total	–	272	–	272

	December 31, 2016
($ in millions)	Level 1	Level 2	Level 3	Total fair value
Assets
Available-for-sale securities in “Marketable securities and short-term investments”:
Equity securities	–	541	–	541
Debt securities—U.S. government obligations	220	–	–	220
Debt securities—Other government obligations	–	2	–	2
Debt securities—Corporate	–	95	–	95
Derivative assets—current in “Other current assets”	–	278	–	278
Derivative assets—non-current in “Other non-current assets”	–	126	–	126
Total	220	1,042	–	1,262

Liabilities
Derivative liabilities—current in “Other current liabilities”	–	304	–	304
Derivative liabilities—non-current in “Other non-current liabilities”	–	101	–	101
Total	–	405	–	405

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

•          Available-for-sale securities in “Marketable securities and short-term investments”: If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs; however, when markets are not active, these inputs are considered Level 2. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.

•          Derivatives: The fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or present value techniques, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s WAR liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Non-recurring fair value measures

There were no significant non-recurring fair value measurements during the nine and three months ended September 30, 2017 and 2016.

22         Q3 2017 Financial Information

Disclosure about financial instruments carried on a cost basis

The fair values of financial instruments carried on a cost basis were as follows:

	September 30, 2017
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	1,648	1,648	–	–	1,648
Time deposits	2,001	–	2,001	–	2,001
Marketable securities and short-term investments
(excluding available-for-sale securities):
Time deposits	77	–	77	–	77
Receivables under reverse repurchase agreements	301	–	301	–	301
Other short-term investments	3	3	–	–	3
Other non-current assets:
Loans granted	32	–	34	–	34
Restricted cash deposits	43	43	–	–	43

Liabilities
Short-term debt and current maturities of long-term debt
(excluding capital lease obligations)	810	359	451	–	810
Long-term debt (excluding capital lease obligations)	6,928	6,390	797	–	7,187

	December 31, 2016
($ in millions)	Carrying value	Level 1	Level 2	Level 3	Total fair value
Assets
Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months):
Cash	1,704	1,704	–	–	1,704
Time deposits	1,940	–	1,940	–	1,940
Marketable securities and short-term investments
(excluding available-for-sale securities):
Time deposits	824	–	824	–	824
Receivables under reverse repurchase agreements	268	–	268	–	268
Other short-term investments	3	3	–	–	3
Other non-current assets:
Loans granted	30	–	31	–	31
Restricted cash deposits	59	59	–	–	59

Liabilities
Short-term debt and current maturities of long-term debt
(excluding capital lease obligations)	980	856	124	–	980
Long-term debt (excluding capital lease obligations)	5,709	5,208	784	–	5,992

The Company uses the following methods and assumptions in estimating fair values of financial instruments carried on a cost basis:

•          Cash and equivalents (excluding available-for-sale securities with original maturities up to 3 months), and Marketable securities and short-term investments (excluding available-for-sale securities): The carrying amounts approximate the fair values as the items are short-term in nature.

•          Other non-current assets: Includes (i) loans granted whose fair values are based on the carrying amount adjusted using a present value technique to reflect a premium or discount based on current market interest rates (Level 2 inputs), and (ii) restricted cash whose fair values approximate the carrying amounts (Level 1 inputs).

•          Short-term debt and current maturities of long-term debt (excluding capital lease obligations): Short-term debt includes commercial paper, bank borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding capital lease obligations, approximate their fair values.

•          Long-term debt (excluding capital lease obligations): Fair values of bonds are determined using quoted market prices (Level 1 inputs), if available. For bonds without available quoted market prices and other long-term debt, the fair values are determined using a discounted cash flow methodology based upon borrowing rates of similar debt instruments and reflecting appropriate adjustments for non-performance risk (Level 2 inputs).

23         Q3 2017 Financial Information

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Note 7

Commitments and contingencies

Contingencies—Regulatory, Compliance and Legal

Antitrust

In April 2014, the European Commission announced its decision regarding its investigation of anticompetitive practices in the cables industry and granted the Company full immunity from fines under the European Commission’s leniency program. In December 2013, the Company agreed with the Brazilian Antitrust Authority (CADE) to settle its ongoing investigation into the Company’s involvement in anticompetitive practices in the cables industry and the Company agreed to pay a fine of approximately 1.5 million Brazilian reals (equivalent to approximately $1 million on date of payment).

In Brazil, the Company’s Gas Insulated Switchgear business is under investigation by the CADE for alleged anticompetitive practices. In addition, the CADE has opened an investigation into certain other power businesses of the Company, including flexible alternating current transmission systems (FACTS) and power transformers. With respect to these matters, management is cooperating fully with the authorities. An informed judgment about the outcome of these investigations or the amount of potential loss or range of loss for the Company, if any, relating to these investigations cannot be made at this stage.

Suspect payments

As a result of an internal investigation, the Company self-reported to the Securities and Exchange Commission (SEC) and the Department of Justice (DoJ) in the United States as well as to the Serious Fraud Office (SFO) in the United Kingdom concerning certain of its past dealings with Unaoil and its subsidiaries, including alleged improper payments made by these entities to third parties. The SFO has commenced an investigation into this matter. The Company is cooperating fully with the authorities. At this time, it is not possible for the Company to make an informed judgment about the outcome of these matters.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties with regard to certain actual or alleged anticompetitive practices. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the above mentioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

Liabilities recognized

At September 30, 2017, and December 31, 2016, the Company had aggregate liabilities of $220 million and $150 million, included in “Other provisions” and “Other non-current liabilities”, for the above regulatory, compliance and legal contingencies, and none of the individual liabilities recognized was significant. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst‑case scenario”, and do not reflect management’s expected outcomes.

Maximum potential payments ($ in millions)	September 30, 2017	December 31, 2016
Performance guarantees	1,477	193
Financial guarantees	18	69
Indemnification guarantees	74	71
Total	1,569	333

The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations. In respect of the above guarantees, the carrying amounts of liabilities at September 30, 2017, and December 31, 2016, were not significant.

The Company is party to various guarantees providing financial or performance assurances to certain third parties. These guarantees, which have various maturities up to 2027, mainly consist of performance guarantees whereby (i) the Company guarantees the performance of a third party’s product or service according to the terms of a contract and (ii) as member of a consortium that includes third parties, the Company guarantees not only its own performance but also the work of third parties. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. The original maturity dates for the majority of these performance guarantees range from one to eight years.

In conjunction with the divestment of the high-voltage cable system business, the Company has entered into various performance guarantees with other parties with respect to certain liabilities of the divested business. At September 30, 2017, the maximum potential payable under these guarantees amounts to $922 million and these guarantees have various maturities ranging from one to ten years.

Commercial commitments

In addition, in the normal course of bidding for and executing certain projects, the Company has entered into standby letters of credit, bid/performance bonds and surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such performance bonds in the event that the Company does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial institution for amounts paid under the performance bonds. At September 30, 2017, and December 31, 2016, the total outstanding performance bonds aggregated to $8.1  billion and $7.9 billion, respectively. There have been no significant amounts reimbursed to financial institutions under these types of arrangements in the nine and three months ended September 30, 2017 and 2016.

24         Q3 2017 Financial Information

Product and order-related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

The reconciliation of the “Provisions for warranties”, including guarantees of product performance, was as follows:

($ in millions)	2017	2016
Balance at January 1,	1,142	1,089
Net change in warranties due to acquisitions and divestments	30	–
Claims paid in cash or in kind	(247)	(238)
Net increase in provision for changes in estimates, warranties issued and warranties expired	184	240
Exchange rate differences	91	13
Balance at September 30,	1,200	1,104

During 2016, the Company determined that the provision for product warranties in its solar business, acquired in 2013 as part of the purchase of Power-One, was no longer sufficient to cover expected warranty costs in the remaining warranty period. Due to higher than originally expected product failure rates for certain solar inverters designed and manufactured by Power-One, a substantial portion of which relates to products which were delivered to customers prior to the acquisition date, the previously estimated product warranty provision was increased during the nine and three months ended September 30, 2016, by $41 million and $18 million, respectively. The corresponding increases were included in Cost of sales of products and resulted in a decrease in both basic and diluted earnings per share of $0.02 for the nine months ended September 30, 2016, and a decrease of $0.01 (basic) for the three months ended September 30, 2016. As $39 million and $17 million of these warranty costs for the nine and three months ended September 30, 2016, respectively, relate to products which were sold prior to the acquisition date, these costs have been excluded from the Company’s primary measure of segment performance, Operational EBITA (See Note 14).

The information for 2016 contained in the table above has been adjusted to correct a classification difference between Claims paid in cash and kind and Net effect of changes in estimates, warranties issued and warranties expired.

─

Note 8

Debt

The Company’s total debt at September 30, 2017, and December 31, 2016, amounted to $7,892 million and $6,803 million, respectively.

Short-term debt and current maturities of long-term debt

The Company’s “Short-term debt and current maturities of long-term debt” consisted of the following:

($ in millions)	September 30, 2017	December 31, 2016
Short-term debt	483	135
Current maturities of long-term debt	348	868
Total	831	1,003

Short-term debt primarily represented issued commercial paper and short-term loans from various banks. At September 30, 2017, and December 31, 2016, $406 million and $57 million, respectively, was outstanding under the $2 billion commercial paper program in the United States.

In May 2017, the Company repaid at maturity the USD 500 million 1.625% Notes.

Long-term debt

The Company’s long-term debt at September 30, 2017, and December 31, 2016, amounted to $7,061 million and $5,800 million, respectively.

Outstanding bonds (including maturities within the next 12 months) were as follows:

	September 30, 2017			December 31, 2016
(in millions)	Nominal outstanding		Carrying value(1)	Nominal outstanding		Carrying value(1)
Bonds:
1.625% USD Notes, due 2017			–	USD	500	$500
4.25% AUD Notes, due 2017	AUD	400	$314	AUD	400	$291
1.50% CHF Bonds, due 2018	CHF	350	$360	CHF	350	$342
2.625% EUR Instruments, due 2019	EUR	1,250	$1,475	EUR	1,250	$1,311
4.0% USD Notes, due 2021	USD	650	$644	USD	650	$643
2.25% CHF Bonds, due 2021	CHF	350	$384	CHF	350	$368
5.625% USD Notes, due 2021	USD	250	$271	USD	250	$274
2.875% USD Notes, due 2022	USD	1,250	$1,260	USD	1,250	$1,261
0.625% EUR Notes, due 2023	EUR	700	$827	EUR	700	$732
0.75% EUR Notes, due 2024	EUR	750	$881			–
4.375% USD Notes, due 2042	USD	750	$723	USD	750	$722
Total			$7,139			$6,444

(1) USD carrying values include unamortized debt issuance costs, bond discounts or premiums, as well as adjustments for fair value hedge accounting, where appropriate.

25         Q3 2017 Financial Information

In May 2017, the Company issued notes with an aggregate principal of EUR 750 million, due 2024. The notes pay interest annually in arrears at a fixed rate of 0.75 percent per annum. The Company recorded net proceeds (after underwriting fees) of EUR 745 million (equivalent to approximately $824 million on date of issuance).

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Note 9

Employee benefits

The Company operates defined benefit pension plans, defined contribution pension plans, and termination indemnity plans, in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans including postretirement health care benefits, and other employee-related benefits for active employees including long-service award plans. The measurement date used for the Company’s employee benefit plans is December 31. The funding policies of the Company’s plans are consistent with the local government and tax requirements.

Net periodic benefit cost of the Company’s defined benefit pension and other postretirement benefit plans consisted of the following:

($ in millions)	Defined pension benefits		Other postretirement benefits
Nine months ended September 30,	2017	2016	2017	2016
Service cost	178	191	1	1
Interest cost	193	213	3	4
Expected return on plan assets	(311)	(306)	–	–
Amortization of prior service cost (credit)	14	30	(3)	(8)
Amortization of net actuarial loss	69	65	(1)	–
Curtailments, settlements and special termination benefits	2	2	–	–
Net periodic benefit cost	145	195	–	(3)

($ in millions)	Defined pension benefits		Other postretirement benefits
Three months ended September 30,	2017	2016	2017	2016
Service cost	56	65	1	1
Interest cost	68	71	1	1
Expected return on plan assets	(109)	(102)	–	–
Amortization of prior service cost (credit)	(4)	9	(1)	(2)
Amortization of net actuarial loss	25	22	(1)	–
Curtailments, settlements and special termination benefits	1	1	–	–
Net periodic benefit cost	37	66	–	–

Employer contributions were as follows:

($ in millions)	Defined pension benefits		Other postretirement benefits
Nine months ended September 30,	2017	2016	2017	2016
Total contributions to defined benefit pension and
other postretirement benefit plans	145	184	7	9

($ in millions)	Defined pension benefits		Other postretirement benefits
Three months ended September 30,	2017	2016	2017	2016
Total contributions to defined benefit pension and
other postretirement benefit plans	50	44	3	3

During the nine months ended September 30, 2016, total contributions included available-for-sale debt securities, having a fair value at the contribution date of $40 million, contributed to certain of the Company’s pension plans in Germany.

The Company expects to make contributions totaling approximately $226 million and $13 million to its defined benefit pension plans and other postretirement benefit plans, respectively, for the full year 2017.

26         Q3 2017 Financial Information

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Note 10

Stockholders’ equity

Between September 2014 and September 2016, the Company executed a share buyback program for the purchase of up to $4 billion of its own shares and on September 30, 2016, announced that it had completed this program. Over the period of the share buyback, the Company purchased a total of 146.595 million shares (for approximately $3 billion) for cancellation and 24.740 million shares (for approximately $0.5 billion) to support its employee share programs.

In the second quarter of 2017, the Company purchased on the open market an aggregate of 10 million of its own shares. These shares were purchased outside of any share buyback program and are for use in connection with employee share programs. These transactions resulted in an increase in Treasury stock of $251 million.

In the nine months ended September 30, 2017, the Company delivered, out of treasury stock, 5.1 million shares for options exercised in connection with its Management Incentive Plan.

At the Annual General Meeting of Shareholders on April 13, 2017, shareholders approved the proposal of the Board of Directors to distribute 0.76 Swiss francs per share to shareholders. The declared dividend amounted to $1,622 million and was paid in the second quarter of 2017. At the meeting, the shareholders also approved the proposal of the Board of Directors to reduce the share capital of the Company by cancelling 46,595,000 shares which were previously bought back under the share buyback program announced in September 2014. The cancellation was completed in July 2017, resulting in a decrease in Treasury stock of $953 million and a corresponding total decrease in Capital stock, Additional paid-in capital and Retained earnings.

─

Note 11

Earnings per share

Basic earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period. Diluted earnings per share is calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options, and outstanding options and shares granted subject to certain conditions under the Company’s share-based payment arrangements.

Basic earnings per share
	Nine months ended September 30,		Three months ended September 30,
($ in millions, except per share data in $)	2017	2016	2017	2016
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,826	1,460	576	552
Income (loss) from discontinued operations, net of tax	(6)	14	(5)	16
Net income	1,820	1,474	571	568

Weighted-average number of shares outstanding (in millions)	2,138	2,155	2,134	2,135

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.85	0.68	0.27	0.26
Income (loss) from discontinued operations, net of tax	–	–	–	0.01
Net income	0.85	0.68	0.27	0.27

Diluted earnings per share
	Nine months ended September 30,		Three months ended September 30,
($ in millions, except per share data in $)	2017	2016	2017	2016
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	1,826	1,460	576	552
Income (loss) from discontinued operations, net of tax	(6)	14	(5)	16
Net income	1,820	1,474	571	568

Weighted-average number of shares outstanding (in millions)	2,138	2,155	2,134	2,135
Effect of dilutive securities:
Call options and shares	9	4	8	4
Adjusted weighted-average number of shares outstanding (in millions)	2,147	2,159	2,142	2,139

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	0.85	0.68	0.27	0.26
Income (loss) from discontinued operations, net of tax	–	–	–	0.01
Net income	0.85	0.68	0.27	0.27

27         Q3 2017 Financial Information

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Note 12

Reclassifications out of accumulated other comprehensive loss

The following table shows changes in “Accumulated other comprehensive loss” (OCI) attributable to ABB, by component, net of tax:

		Unrealized gains	Pension and	Unrealized gains
	Foreign currency	(losses) on	other	(losses) of cash
	translation	available-for-sale	postretirement	flow hedge
($ in millions)	adjustments	securities	plan adjustments	derivatives	Total OCI
Balance at January 1, 2016	(3,135)	7	(1,719)	(11)	(4,858)
Other comprehensive (loss) income
before reclassifications	105	8	22	22	157
Amounts reclassified from OCI	–	(1)	67	(9)	57
Changes attributable to divestments	(7)	–	–	–	(7)
Total other comprehensive (loss) income	98	7	89	13	207

Less:
Amounts attributable to
noncontrolling interests	1	–	–	–	1
Balance at September 30, 2016	(3,038)	14	(1,630)	2	(4,652)

		Unrealized gains	Pension and	Unrealized gains
	Foreign currency	(losses) on	other	(losses) of cash
	translation	available-for-sale	postretirement	flow hedge
($ in millions)	adjustments	securities	plan adjustments	derivatives	Total OCI
Balance at January 1, 2017	(3,592)	7	(1,601)	(1)	(5,187)
Other comprehensive (loss) income
before reclassifications	872	3	(156)	19	738
Amounts reclassified from OCI	–	–	60	(11)	49
Changes attributable to divestments(1)	(5)	–	6	(3)	(2)
Total other comprehensive (loss) income	867	3	(90)	5	785

Less:
Amounts attributable to
noncontrolling interests	17	–	–	–	17
Balance at September 30, 2017(2)	(2,741)	10	(1,691)	4	(4,418)

(1) Amounts relate to the divestment of the high-voltage cable system business and are included in the net gain from sale of the business (see  Note  3).

(2) Due to rounding, numbers presented may not add to the totals provided.

The following table reflects amounts reclassified out of OCI in respect of pension and other postretirement plan:

		Nine months ended		Three months ended
($ in millions)	Location of (gains) losses	September 30,		September 30,
Details about OCI components	reclassified from OCI	2017	2016	2017	2016

Pension and other postretirement plan adjustments:
Amortization of prior service cost (credit)	Net periodic benefit cost(1)	11	22	(5)	7
Amortization of net actuarial loss	Net periodic benefit cost(1)	68	65	24	22
Total before tax		79	87	19	29
Tax	Provision for taxes	(19)	(20)	(5)	(7)
Amounts reclassified from OCI		60	67	14	22

(1) These  components  are  included  in  the  computation  of  net  periodic  benefit  cost  (see  Note  9).

The amounts in respect of Unrealized gains (losses) on available-for-sale securities and Unrealized gains (losses) of cash flow hedge derivatives were not significant for the nine and three months ended September 30, 2017 and 2016.

28         Q3 2017 Financial Information

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Note 13

Restructuring and related expenses

White Collar Productivity program

In September 2015, the Company announced a two-year program aimed at making the Company leaner, faster and more customer-focused. Productivity improvements include the rapid expansion and use of regional shared service centers as well as the streamlining of global operations and head office functions, with business units moving closer to their respective key markets. In the course of this program, the Company is implementing and executing various restructuring initiatives across all operating segments and regions.

Total expected program costs were originally estimated to be $852 million. During 2016 and the nine months ended September 30, 2017, the total expected program costs were reduced by $332 million and $89 million, respectively, to $431 million. This was primarily due to the realization of significantly higher than originally expected attrition and internal re-deployment rates. The reductions were made across all operating segments as well as for corporate functions.

Liabilities associated with the White Collar Productivity program are primarily included in “Other provisions”. The following table shows the activity from the beginning of the program to September 30, 2017, by expense type.

	Employee	Contract settlement,
($ in millions)	severance costs	loss order and other costs	Total
Liability at January 1, 2015	–	–	–
Expenses	364	5	369
Cash payments	(34)	(1)	(35)
Liability at December 31, 2015	330	4	334
Expenses	232	3	235
Cash payments	(106)	(3)	(109)
Change in estimates	(102)	(1)	(103)
Exchange rate differences	(23)	–	(23)
Liability at December 31, 2016	331	3	334
Expenses	24	1	25
Cash payments	(79)	(3)	(82)
Change in estimates	(118)	–	(118)
Exchange rate differences	26	–	26
Liability at September 30, 2017	184	1	185

The change in estimates during 2016 of $103 million is due to significantly higher than expected rates of attrition and internal re-deployment and a lower than expected severance cost per employee for the employee groups affected by the first phase of restructuring initiated in 2015. During the nine months ended September 30, 2016, the change in estimates related to restructurings initiated in 2015 of $72 million was recorded in income from operations, primarily as reductions in Cost of sales of $34 million and in Selling, general and administrative expenses of $27 million. During the three months ended September 30, 2016, the change in estimates of $44 million, related to restructurings initiated in 2015, was recorded primarily as reductions in Cost of sales of $21 million and in Selling, general and administrative expenses of $15 million.

The change in estimates for both the nine months and three months ended September 30, 2016, of $72 million and $44 million, respectively, resulted in an increase in earnings per share (basic and diluted) of $0.02 and $0.01 in the respective periods.

The change in estimates during the nine months ended September 30, 2017, of $118 million, is mainly due to higher than expected rates of attrition and internal re‑deployment. The decrease in the liability was recorded in income from operations, primarily as reductions in Cost of sales of $65 million and in Selling, general and administrative expenses of $44 million for the nine months ended September 30, 2017. During the three months ended September 30, 2017, the change in estimates of $58 million, related to restructurings initiated in both 2015 and 2016, was recorded primarily as reductions in Cost of sales of $36 million and in Selling, general and administrative expenses of $20 million.

The change in estimates for the nine months and three months ended September 30, 2017, of $118 million and $58 million, respectively, resulted in an increase in earnings per share (basic and diluted) of $0.04 and $0.02, in the respective periods.

The following table outlines the net costs incurred in the nine and three months ended September 30, 2017 and 2016, the cumulative net costs incurred to date and the total amount of costs expected to be incurred under the program per operating segment:

	Net costs incurred(1)				Cumulative net	Total
	Nine months ended September 30,		Three months ended September 30,		cost incurred up to	expected
($ in millions)	2017	2016	2017	2016	September 30, 2017(1)	costs(1)
Electrification Products	(11)	26	(5)	(7)	78	79
Robotics and Motion	(10)	32	(7)	(10)	60	67
Industrial Automation	(19)	73	(11)	(9)	113	115
Power Grids	(25)	50	(14)	(10)	78	79
Corporate and Other	(27)	49	(10)	(3)	89	91
Total	(92)	230	(47)	(39)	418	431

(1) Net costs incurred in 2016, Cumulative net costs incurred up to September 30, 2017 and Total expected costs have been recast to reflect the reorganization of the Company’s operating segments as outlined in Note 14.

29         Q3 2017 Financial Information

The Company recorded the following expenses, net of changes in estimates, under this program:

	Nine months ended		Three months ended		Cumulative costs
	September 30,		September 30,		incurred up to
($ in millions)	2017	2016	2017	2016	September 30, 2017
Employee severance costs	(94)	229	(48)	(39)	400
Estimated contract settlement, loss order and other costs	1	1	–	–	8
Inventory and long-lived asset impairments	1	–	1	–	10
Total	(92)	230	(47)	(39)	418

Expenses, net of change in estimates, associated with this program are recorded in the following line items in the Consolidated Income Statements:

	Nine months ended September 30,		Three months ended September 30,
($ in millions)	2017	2016	2017	2016
Total cost of sales	(55)	139	(32)	(20)
Selling, general and administrative expenses	(32)	77	(15)	(13)
Non-order related research and development expenses	(6)	7	(2)	(3)
Other income (expense), net	1	7	2	(3)
Total	(92)	230	(47)	(39)

Other restructuring-related activities

In the nine months ended September 30, 2017 and 2016, the Company executed various other restructuring‑related activities and incurred expenses of $140 million and $91 million, respectively. In the three months ended September 30, 2017 and 2016, these expenses amounted to $82 million and $24 million, respectively.  These expenses mainly relate to employee severance costs and were primarily recorded in “Total cost of sales”.

─

Note 14

Operating segment data

The Chief Operating Decision Maker (CODM) is the Chief Executive Officer. The CODM allocates resources to and assesses the performance of each operating segment using the information outlined below. The Company’s operating segments consist of Electrification Products, Robotics and Motion, Industrial Automation and Power Grids. The remaining operations of the Company are included in Corporate and Other.

Effective January 1, 2017, the Company re-allocated the management responsibilities for certain businesses among the four reported operating segments. The primary change was the transfer to the Electrification Products segment of the electric vehicle charging, solar, and power quality businesses from the Discrete Automation and Motion segment. In addition, the Discrete Automation and Motion segment was renamed the Robotics and Motion segment while the Process Automation segment was renamed the Industrial Automation segment.

The segment information for the nine and three months ended September 30, 2016 and at December 31, 2016, has been recast to reflect these organizational changes. In addition, total assets at December 31, 2016, has been adjusted to reflect the additional netting of deferred tax assets and liabilities which resulted from the adoption of an accounting standard update on the classification of deferred taxes.

Furthermore, the results for the Company’s high-voltage cable system business which, prior to its divestment in March, were included with the Power Grids operating segment, have been reclassified within Corporate and Other for all periods presented.

A description of the types of products and services provided by each reportable segment is as follows:

•           Electrification Products: manufactures and sells products and services including electric vehicle charging, solar inverters, modular substation packages, switchgear, UPS solutions, circuit breakers, control products, wiring accessories, enclosures and cabling systems, and intelligent home and building solutions designed to integrate and automate the lighting, heating and ventilation, and security and data communication networks.

•          Robotics and Motion: manufactures and sells robotics, motors, generators, drives, wind converters, components and systems for railways and related services and digital solutions for a wide range of applications in industry, transportation and infrastructure, and utilities.

•          Industrial Automation: develops and sells integrated automation and electrification systems and solutions, a comprehensive range of services ranging from repair to advanced services such as remote monitoring and preventive maintenance and cybersecurity services, process and discrete control solutions, advanced process control software and manufacturing execution systems, sensing, measurement and analytics, electric ship propulsion systems and large turbochargers, as well as solutions for modern machine and factory automation.

•          Power Grids: offers a range of products, systems, service and software solutions across the power value chain of generation, transmission and distribution, to utility, industry, transportation and infrastructure customers. These offerings address existing and evolving grid needs such as the integration of renewables, network control, digital substations, microgrids and asset management. The division portfolio includes turnkey grid integration, transmission systems and substation solutions as well as a wide range of power, distribution and traction transformers, and an array of high-voltage products, such as circuit breakers, switchgear, capacitors.

•          Corporate and Other: includes headquarters, central research and development, the Company’s real estate activities, Group Treasury Operations, historical operating activities of certain divested businesses, and other minor business activities.

The Company evaluates the profitability of its segments based on Operational EBITA, which represents income from operations excluding:

•          amortization expense on intangibles arising upon acquisitions (acquisition-related amortization),

•          restructuring and restructuring-related expenses,

•          non-operational pension cost comprising: (a) interest cost, (b) expected return on plan assets, (c) amortization of prior service cost (credit), (d) amortization of net actuarial loss, and (e) curtailments, settlements and special termination benefits,

•          changes in the amount recorded for retained obligations of divested businesses occurring after the divestment date (changes in retained obligations of

30         Q3 2017 Financial Information

divested businesses),

•          changes in estimates relating to opening balance sheets of acquired businesses (changes in pre-acquisition estimates),

•          gains and losses from sale of businesses,

•          acquisition-related expenses and certain non-operational items, as well as

•          foreign exchange/commodity timing differences in income from operations consisting of: (a) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (b) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (c) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

The CODM primarily reviews the results of each segment on a basis that is before the elimination of profits made on inventory sales between segments. Segment results below are presented before these eliminations, with a total deduction for intersegment profits to arrive at the Company’s consolidated Operational EBITA. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, at current market prices.

The following tables present segment revenues, Operational EBITA, and the reconciliations of consolidated Operational EBITA to Income from continuing operations before taxes for the nine and three months ended September 30, 2017 and 2016, as well as total assets at September 30, 2017, and December 31, 2016.

	Nine months ended September 30, 2017			Nine months ended September 30, 2016
	Third-party	Intersegment	Total	Third-party	Intersegment	Total
($ in millions)	revenues	revenues	revenues	revenues	revenues	revenues
Electrification Products	7,045	353	7,398	6,860	427	7,287
Robotics and Motion	5,825	389	6,214	5,528	385	5,913
Industrial Automation	4,850	111	4,961	4,877	127	5,004
Power Grids	7,220	365	7,585	7,309	399	7,708
Corporate and Other	92	1,112	1,204	261	1,316	1,577
Intersegment elimination	–	(2,330)	(2,330)	–	(2,654)	(2,654)
Consolidated	25,032	–	25,032	24,835	–	24,835

	Three months ended September 30, 2017			Three months ended September 30, 2016
	Third-party	Intersegment	Total	Third-party	Intersegment	Total
($ in millions)	revenues	revenues	revenues	revenues	revenues	revenues
Electrification Products	2,478	118	2,596	2,321	141	2,462
Robotics and Motion	2,056	145	2,201	1,889	118	2,007
Industrial Automation	1,766	38	1,804	1,533	37	1,570
Power Grids	2,413	120	2,533	2,403	135	2,538
Corporate and Other	11	399	410	109	412	521
Intersegment elimination	–	(820)	(820)	–	(843)	(843)
Consolidated	8,724	–	8,724	8,255	–	8,255

	Nine months ended		Three months ended
	September 30,		September 30,
($ in millions)	2017	2016	2017	2016
Operational EBITA:
Electrification Products	1,112	1,108	417	401
Robotics and Motion	942	945	356	330
Industrial Automation	635	617	226	195
Power Grids	750	681	248	244
Corporate and Other and Intersegment elimination	(330)	(217)	(123)	(107)
Consolidated Operational EBITA	3,109	3,134	1,124	1,063
Acquisition-related amortization	(189)	(212)	(74)	(70)
Restructuring and restructuring-related expenses(1)	(224)	(475)	(92)	(39)
Non-operational pension cost	34	–	20	–
Changes in retained obligations of divested businesses	(94)	–	–	–
Changes in pre-acquisition estimates	–	(39)	–	(17)
Gains and losses from sale of businesses	330	–	(1)	–
Acquisition-related expenses and certain non-operational items	(234)	(46)	(68)	(35)
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange,
commodities, embedded derivatives)	138	(43)	(31)	(8)
Realized gains and losses on derivatives where the underlying hedged
transaction has not yet been realized	40	11	22	(3)
Unrealized foreign exchange movements on receivables/payables (and
related assets/liabilities)	(88)	(21)	8	(13)
Income from operations	2,822	2,309	908	878
Interest and dividend income	55	54	20	16
Interest and other finance expense	(227)	(230)	(74)	(84)
Income from continuing operations before taxes	2,650	2,133	854	810

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

31         Q3 2017 Financial Information

	Total assets(1)
($ in millions)	September 30, 2017	December 31, 2016
Electrification Products	11,294	9,881
Robotics and Motion	8,415	7,943
Industrial Automation	6,884	4,310
Power Grids	8,639	8,728
Corporate and Other	7,175	8,340
Consolidated	42,407	39,202

(1) Total assets are after intersegment eliminations and therefore reflect third-party assets only.

32         Q3 2017 Financial Information

33      Q3 2017 Financial Information

—

Supplemental Reconciliations and Definitions

The following reconciliations and definitions include measures which ABB uses to supplement its Interim Consolidated Financial Information (unaudited) which is prepared in accordance with United States generally accepted accounting principles (U.S. GAAP). Certain of these financial measures are, or may be, considered non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission (SEC).

While ABB’s management believes that the non-GAAP financial measures herein are useful in evaluating ABB’s operating results, this information should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with U.S. GAAP. Therefore these measures should not be viewed in isolation but considered together with the Interim Consolidated Financial Information (unaudited) prepared in accordance with U.S. GAAP as of and for the nine and three months ended September 30, 2017.

Comparable growth rates

Growth rates for certain key figures may be presented and discussed on a “comparable” basis. The comparable growth rate measures growth on a constant currency basis. Since we are a global company, the comparability of our operating results reported in U.S. dollars is affected by foreign currency exchange rate fluctuations. We calculate the impacts from foreign currency fluctuations by translating the current-year periods’ reported key figures into U.S. dollar amounts using the exchange rates in effect for the comparable periods in the previous year.

Comparable growth rates are also adjusted for changes in our business portfolio. Adjustments to our business portfolio occur due to acquisitions, divestments, or by exiting specific business activities or customer markets. The adjustment for portfolio changes is calculated as follows: where the results of any business acquired or divested have not been consolidated and reported for the entire duration of both the current and comparable periods, the reported key figures of such business are adjusted to exclude the relevant key figures of any corresponding quarters which are not comparable when computing the comparable growth rate. Certain portfolio changes which do not qualify as divestments under U.S. GAAP have been treated in a similar manner to divestments. Changes in our portfolio where we have exited certain business activities or customer markets are adjusted as if the relevant business was divested in the period when the decision to cease business activities was taken. We do not adjust for portfolio changes where the relevant business has annualized revenues of less than $50 million.

The following tables provide reconciliations of reported growth rates of certain key figures to their respective comparable growth rate.

Divisional comparable growth rate reconciliation

	Q3 2017 compared to Q3 2016
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Electrification Products	7%	0%	0%	7%	5%	0%	0%	5%
Robotics and Motion	5%	-1%	0%	4%	10%	-2%	0%	8%
Industrial Automation	33%	-2%	-17%	14%	15%	-2%	-12%	1%
Power Grids	-6%	0%	0%	-6%	0%	-2%	0%	-2%
ABB Group	8%	0%	-3%	5%	6%	-2%	-1%	3%

	9M 2017 compared to 9M 2016
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Electrification Products	1%	2%	0%	3%	2%	1%	0%	3%
Robotics and Motion	7%	1%	0%	8%	5%	1%	0%	6%
Industrial Automation	8%	1%	-5%	4%	-1%	1%	-4%	-4%
Power Grids	-11%	2%	0%	-9%	-2%	2%	1%	1%
ABB Group	-1%	1%	1%	1%	1%	1%	0%	2%

34      Q3 2017 Financial Information

Regional comparable growth rate reconciliation

	Q3 2017 compared to Q3 2016
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Region	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Europe	18%	-4%	-6%	8%	12%	-4%	-2%	6%
The Americas	6%	-1%	-1%	4%	-2%	-1%	-1%	-4%
Asia, Middle East and Africa	2%	1%	-1%	2%	7%	0%	-1%	6%
ABB Group	8%	0%	-3%	5%	6%	-2%	-1%	3%

	9M 2017 compared to 9M 2016
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Region	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Europe	1%	1%	3%	5%	3%	2%	1%	6%
The Americas	4%	-1%	0%	3%	-1%	0%	0%	-1%
Asia, Middle East and Africa	-5%	2%	0%	-3%	0%	2%	0%	2%
ABB Group	-1%	1%	1%	1%	1%	1%	0%	2%

Order backlog growth rate reconciliation

	September 30, 2017 compared to September 30, 2016
	US$	Foreign
	(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable
Electrification Products	-4%	0%	0%	-4%
Robotics and Motion	3%	-1%	0%	2%
Industrial Automation	-2%	-1%	-2%	-5%
Power Grids	-3%	-2%	1%	-4%
ABB Group	-5%	-1%	5%	-1%

Other growth rate reconciliations

	Q3 2017 compared to Q3 2016				9M 2017 compared to 9M 2016
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Large orders	-4%	-1%	0%	-5%	-27%	2%	9%	-16%
Base orders	10%	-1%	-3%	6%	3%	1%	-1%	3%
Services and software orders	12%	-2%	1%	11%	7%	1%	0%	8%
Services and software revenues	2%	-1%	1%	2%	0%	0%	1%	1%

35      Q3 2017 Financial Information

Division realignment

Effective January 1, 2017, we changed the composition of the business portfolio of our four divisions. The scope of the Electrification Products division was expanded to include the electric vehicle charging, solar, and power quality businesses from the Discrete Automation and Motion division. In addition, the Discrete Automation and Motion division was renamed the Robotics and Motion division while the Process Automation division was renamed the Industrial Automation division. Furthermore the operations of certain divested businesses have been excluded from the results of the Power Grids division (but are included in the total ABB Group as part of Corporate and other) for the periods prior to their respective divestment. See Note 14 to the Interim Consolidated Financial Information (unaudited) for further details on the realignment.

The following information presents a reconciliation of growth rates of orders and revenues for 2016 compared with 2015 to reflect these organizational changes:

Divisional comparable growth rate reconciliation

	Q3 2016 compared to Q3 2015
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Electrification Products	-8%	1%	0%	-7%	-2%	2%	0%	0%
Robotics and Motion	-2%	1%	0%	-1%	0%	1%	0%	1%
Industrial Automation	-21%	1%	0%	-20%	-8%	1%	0%	-7%
Power Grids	-20%	1%	0%	-19%	-6%	1%	5%	0%
ABB Group	-14%	1%	0%	-13%	-3%	1%	2%	0%

	9M 2016 compared to 9M 2015
	Order growth rate				Revenue growth rate
	US$	Foreign			US$	Foreign
	(as	exchange	Portfolio		(as	exchange	Portfolio
Division	reported)	impact	changes	Comparable	reported)	impact	changes	Comparable
Electrification Products	-7%	3%	0%	-4%	-4%	3%	0%	-1%
Robotics and Motion	-8%	3%	0%	-5%	-4%	2%	0%	-2%
Industrial Automation	-21%	3%	0%	-18%	-8%	3%	0%	-5%
Power Grids	-9%	2%	1%	-6%	-6%	2%	4%	0%
ABB Group	-11%	3%	0%	-8%	-5%	3%	1%	-1%

36      Q3 2017 Financial Information

Operational EBITA margin

Definition

Operational EBITA margin

Operational EBITA margin is Operational EBITA as a percentage of Operational revenues.

Operational EBITA

Operational earnings before interest, taxes and acquisition-related amortization (Operational EBITA) represents Income from operations excluding:

•          acquisition-related amortization (as defined below),

•          restructuring and restructuring-related expenses,

•          non-operational pension cost (as defined below),

•          changes in the amount recorded for retained obligations of divested businesses occurring after the divestment date (changes in retained obligations of divested businesses),

•          changes in pre-acquisition estimates,

•          gains and losses from sale of businesses,

•          acquisition-related expenses and certain non-operational items, as well as

•          foreign exchange/commodity timing differences in income from operations consisting of: (a) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (b) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (c) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities).

Amounts relating to changes in retained obligations of divested businesses (as defined above), were previously included within acquisition-related expenses and certain non-operational items. In periods prior to 2017, there were no significant amounts to warrant separate presentation.

Operational EBITA is our measure of segment profit but is also used by management to evaluate the profitability of the Company as a whole.

Acquisition-related amortization

Amortization expense on intangibles arising upon acquisitions.

Operational revenues

The Company presents Operational revenues solely for the purpose of allowing the computation of Operational EBITA margin. Operational revenues are total revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses on derivatives, (ii) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign exchange movements on receivables (and related assets). Operational revenues are not intended to be an alternative measure to Total Revenues, which represent our revenues measured in accordance with U.S. GAAP.

Non-operational pension cost

Non-operational pension cost comprises the total net periodic benefit cost of defined pension benefits and other postretirement benefits but excludes the current service cost of both components. A breakdown of the components of non-operational pension cost is provided below.

Reconciliation

The following tables provide reconciliations of consolidated Operational EBITA to Net Income and Operational EBITA Margin by division.

Reconciliation of consolidated Operational EBITA to Net Income

	Nine months ended September 30,		Three months ended September 30,
($ in millions)	2017	2016	2017	2016
Operational EBITA	3,109	3,134	1,124	1,063
Acquisition-related amortization	(189)	(212)	(74)	(70)
Restructuring and restructuring-related expenses(1)	(224)	(475)	(92)	(39)
Non-operational pension cost	34	–	20	–
Changes in retained obligations of divested businesses	(94)	–	–	–
Changes in pre-acquisition estimates	–	(39)	–	(17)
Gains and losses from sale of businesses	330	–	(1)	–
Acquisition-related expenses and certain non-operational items	(234)	(46)	(68)	(35)
Foreign exchange/commodity timing differences in income from operations:
Unrealized gains and losses on derivatives (foreign exchange,
commodities, embedded derivatives)	138	(43)	(31)	(8)
Realized gains and losses on derivatives where the underlying hedged
transaction has not yet been realized	40	11	22	(3)
Unrealized foreign exchange movements on receivables/payables (and
related assets/liabilities)	(88)	(21)	8	(13)
Income from operations	2,822	2,309	908	878
Interest and dividend income	55	54	20	16
Interest and other finance expense	(227)	(230)	(74)	(84)
Income from continuing operations before taxes	2,650	2,133	854	810
Provision for taxes	(702)	(587)	(246)	(237)
Income from continuing operations, net of tax	1,948	1,546	608	573
Income (loss) from discontinued operations, net of tax	(6)	14	(5)	16
Net income	1,942	1,560	603	589

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

37      Q3 2017 Financial Information

Reconciliation of Operational EBITA margin by division
	Nine months ended September 30, 2017
					Corporate and
					Other and
	Electrification	Robotics	Industrial	Power	Intersegment
($ in millions, unless otherwise indicated)	Products	and Motion	Automation	Grids	elimination	Consolidated
Total revenues	7,398	6,214	4,961	7,585	(1,126)	25,032
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives	(36)	(1)	(30)	(61)	(21)	(149)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	–	2	(11)	(30)	–	(39)
Unrealized foreign exchange movements
on receivables (and related assets)	9	1	16	54	–	80
Operational revenues	7,371	6,216	4,936	7,548	(1,147)	24,924

Income (loss) from operations	1,032	859	560	654	(283)	2,822
Acquisition-related amortization	76	50	25	25	13	189
Restructuring and
restructuring-related expenses(1)	11	29	50	49	85	224
Non-operational pension cost	2	1	4	–	(41)	(34)
Changes in retained obligations of
divested businesses	–	–	–	–	94	94
Changes in pre-acquisition estimates	–	–	–	–	–	–
Gains and losses from sale of businesses	–	–	(2)	–	(328)	(330)
Acquisition-related expenses and certain
non-operational items	24	(1)	26	61	124	234
Foreign exchange/commodity timing
differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,
embedded derivatives)	(36)	(5)	(36)	(74)	13	(138)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	–	2	(7)	(32)	(3)	(40)
Unrealized foreign exchange movements
on receivables/payables
(and related assets/liabilities)	3	7	15	67	(4)	88
Operational EBITA	1,112	942	635	750	(330)	3,109

Operational EBITA margin (%)	15.1%	15.2%	12.9%	9.9%	n.a.	12.5%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

38      Q3 2017 Financial Information

	Nine months ended September 30, 2016
					Corporate and
					Other and
	Electrification	Robotics	Industrial	Power	Intersegment
($ in millions, unless otherwise indicated)	Products	and Motion	Automation	Grids	elimination	Consolidated
Total revenues	7,287	5,913	5,004	7,708	(1,077)	24,835
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives	1	(1)	10	16	16	42
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	(5)	1	7	(5)	–	(2)
Unrealized foreign exchange movements
on receivables (and related assets)	3	2	14	2	–	21
Operational revenues	7,286	5,915	5,035	7,721	(1,061)	24,896

Income (loss) from operations	917	812	478	536	(434)	2,309
Acquisition-related amortization	92	71	9	27	13	212
Restructuring and
restructuring-related expenses(1)	52	53	100	106	164	475
Non-operational pension cost	3	–	–	(3)	–	–
Changes in retained obligations of
divested businesses	–	–	–	–	–	–
Changes in pre-acquisition estimates	39	–	–	–	–	39
Gains and losses from sale of businesses	–	–	–	–	–	–
Acquisition-related expenses and certain
non-operational items	1	4	–	6	35	46
Foreign exchange/commodity timing
differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,
embedded derivatives)	9	2	15	14	3	43
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	(3)	1	–	(10)	1	(11)
Unrealized foreign exchange movements
on receivables/payables
(and related assets/liabilities)	(2)	2	15	5	1	21
Operational EBITA	1,108	945	617	681	(217)	3,134

Operational EBITA margin (%)	15.2%	16.0%	12.3%	8.8%	n.a.	12.6%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

39      Q3 2017 Financial Information

	Three months ended September 30, 2017
					Corporate and
					Other and
	Electrification	Robotics	Industrial	Power	Intersegment
($ in millions, unless otherwise indicated)	Products	and Motion	Automation	Grids	elimination	Consolidated
Total revenues	2,596	2,201	1,804	2,533	(410)	8,724
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives	6	15	(6)	15	–	30
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	–	1	(9)	(17)	(1)	(26)
Unrealized foreign exchange movements
on receivables (and related assets)	(6)	(7)	2	3	1	(7)
Operational revenues	2,596	2,210	1,791	2,534	(410)	8,721

Income (loss) from operations	392	327	151	201	(163)	908
Acquisition-related amortization	24	16	21	8	5	74
Restructuring and
restructuring-related expenses(1)	(2)	2	41	28	23	92
Non-operational pension cost	1	2	3	2	(28)	(20)
Changes in retained obligations of
divested businesses	–	–	–	–	–	–
Changes in pre-acquisition estimates	–	–	–	–	–	–
Gains and losses from sale of businesses	–	–	–	–	1	1
Acquisition-related expenses and certain
non-operational items	6	(1)	19	9	35	68
Foreign exchange/commodity timing
differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,
embedded derivatives)	3	10	(2)	14	6	31
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	–	2	(5)	(19)	–	(22)
Unrealized foreign exchange movements
on receivables/payables
(and related assets/liabilities)	(7)	(2)	(2)	5	(2)	(8)
Operational EBITA	417	356	226	248	(123)	1,124

Operational EBITA margin (%)	16.1%	16.1%	12.6%	9.8%	n.a.	12.9%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

40      Q3 2017 Financial Information

	Three months ended September 30, 2016
					Corporate and
					Other and
	Electrification	Robotics	Industrial	Power	Intersegment
($ in millions, unless otherwise indicated)	Products	and Motion	Automation	Grids	elimination	Consolidated
Total revenues	2,462	2,007	1,570	2,538	(322)	8,255
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives	6	1	7	11	9	34
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	(2)	1	(1)	6	(1)	3
Unrealized foreign exchange movements
on receivables (and related assets)	2	2	4	(1)	(1)	6
Operational revenues	2,468	2,011	1,580	2,554	(315)	8,298

Income (loss) from operations	352	306	178	214	(172)	878
Acquisition-related amortization	30	24	3	9	4	70
Restructuring and
restructuring-related expenses(1)	(5)	(6)	7	12	31	39
Non-operational pension cost	1	–	–	(1)	–	–
Changes in retained obligations of
divested businesses	–	–	–	–	–	–
Changes in pre-acquisition estimates	17	–	–	–	–	17
Gains and losses from sale of businesses	–	–	–	–	–	–
Acquisition-related expenses and certain
non-operational items	1	4	–	2	28	35
Foreign exchange/commodity timing
differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,
embedded derivatives)	3	1	(1)	5	–	8
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized	(1)	1	3	–	–	3
Unrealized foreign exchange movements
on receivables/payables
(and related assets/liabilities)	3	–	5	3	2	13
Operational EBITA	401	330	195	244	(107)	1,063

Operational EBITA margin (%)	16.2%	16.4%	12.3%	9.6%	n.a.	12.8%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

41      Q3 2017 Financial Information

Operational and non-operational pension cost

The operational pension cost reflects the ongoing service cost of providing employee benefits to the company’s employees.

The non-operational pension cost comprises: (i) interest cost, (ii) expected return on plan assets, (iii) amortization of prior service cost (credit), (iv) amortization of net actuarial loss, and (v) curtailments, settlements and special termination benefits.

The operational and non-operational pension costs together comprise the net periodic benefit cost as disclosed in Note 9 to the Interim Consolidated Financial Information (unaudited).

Reconciliation

Defined pension benefits	Nine months ended September 30,		Three months ended September 30,
($ in millions, unless otherwise indicated)	2017	2016	2017	2016

Service cost	178	191	56	65
Operational pension cost	178	191	56	65
Interest cost	193	213	68	71
Expected return on plan assets	(311)	(306)	(109)	(102)
Amortization of prior service cost (credit)	14	30	(4)	9
Amortization of net actuarial loss	69	65	25	22
Curtailments, settlements and special termination benefits	2	2	1	1
Non-operational pension cost	(33)	4	(19)	1
Net periodic benefit cost	145	195	37	66

Other postretirement benefits	Nine months ended September 30,		Three months ended September 30,
($ in millions, unless otherwise indicated)	2017	2016	2017	2016

Service cost	1	1	1	1
Operational pension cost	1	1	1	1
Interest cost	3	4	1	1
Amortization of prior service cost (credit)	(3)	(8)	(1)	(2)
Amortization of net actuarial loss	(1)	–	(1)	–
Non-operational pension cost	(1)	(4)	(1)	(1)
Net periodic benefit cost	–	(3)	–	–

Total operational pension cost	179	192	57	66
Total non-operational pension cost	(34)	–	(20)	–

42      Q3 2017 Financial Information

Operational EPS

Definition

Operational EPS

Operational EPS is calculated as Operational net income divided by the weighted-average number of shares outstanding used in determining basic earnings per share.

Operational net income

Operational net income is calculated as Net income attributable to ABB adjusted for the following:

(i)        acquisition-related amortization,

(ii)      restructuring and restructuring-related expenses,

(iii)     non-operational pension cost,

(iv)     changes in retained obligations of divested businesses,

(v)       changes in pre-acquisition estimates,

(vi)     gains and losses from sale of businesses,

(vii)    acquisition-related expenses and certain non-operational items,

(viii)  foreign exchange/commodity timing differences in income from operations consisting of: (a) unrealized gains and losses on derivatives (foreign exchange, commodities, embedded derivatives), (b) realized gains and losses on derivatives where the underlying hedged transaction has not yet been realized, and (c) unrealized foreign exchange movements on receivables/payables (and related assets/liabilities), and

(ix)     The amount of income tax on operational adjustments either estimated using the Adjusted Group effective tax rate or in certain specific cases, computed using the actual income tax effects of the relevant item in (i) to (vii) above.

Acquisition-related amortization

Amortization expense on intangibles arising upon acquisitions.

Adjusted Group effective tax rate

The Adjusted Group effective tax rate is computed by dividing an adjusted provision for taxes by an adjusted income from continuing operations before taxes. Certain amounts recorded in income from continuing operations before taxes and the related provision for taxes (primarily gains and losses from sale of businesses) are excluded from the computation.

Constant currency Operational EPS adjustment and Operational EPS growth rate (constant currency)

In connection with ABB’s 2015-2020 targets, Operational EPS growth is measured assuming 2014 as the base year and uses constant exchange rates. We compute the constant currency operational net income for all periods using the relevant monthly exchange rates which were in effect during 2014 and any difference in computed Operational net income is divided by the relevant weighted-average number of shares outstanding to identify the constant currency Operational EPS adjustment.

Reconciliation

	Nine months ended September 30,
($ in millions, except per share data in $)	2017	2016	Growth(3)
Net income (attributable to ABB)	1,820	1,474
Operational adjustments:
Acquisition-related amortization	189	212
Restructuring and restructuring-related expenses(1)	224	475
Non-operational pension cost	(34)	–
Changes in retained obligations of divested businesses	94	–
Changes in pre-acquisition estimates	–	39
Gains and losses from sale of businesses	(330)	–
Acquisition-related expenses and certain non-operational items	234	46
FX/commodity timing differences in income from operations	(90)	53
Tax on operational adjustments(2)	(138)	(227)
Operational net income	1,969	2,072	-5%

Weighted-average number of shares outstanding (in millions)	2,138	2,155

Operational EPS	0.92	0.96	-4%
Constant currency Operational EPS adjustment	0.12	0.10
Operational EPS (constant currency basis - 2014 exchange rates)	1.04	1.06	-2%

43      Q3 2017 Financial Information

	Three months ended September 30,
($ in millions, except per share data in $)	2017	2016	Growth(3)
Net income (attributable to ABB)	571	568
Operational adjustments:
Acquisition-related amortization	74	70
Restructuring and restructuring-related expenses(1)	92	39
Non-operational pension cost	(20)	–
Changes in retained obligations of divested businesses	–	–
Changes in pre-acquisition estimates	–	17
Gains and losses from sale of businesses	1	–
Acquisition-related expenses and certain non-operational items	68	35
FX/commodity timing differences in income from operations	1	24
Tax on operational adjustments(2)	(62)	(58)
Operational net income	725	695	4%

Weighted-average number of shares outstanding (in millions)	2,134	2,135

Operational EPS	0.34	0.33	4%
Constant currency Operational EPS adjustment	0.03	0.02
Operational EPS (constant currency basis - 2014 exchange rates)	0.37	0.35	7%

(1) Amounts also include the incremental implementation costs in relation to the White Collar Productivity program.

(2) Tax amount is computed by applying the Adjusted Group effective tax rate to the operational adjustments, except for gains and losses from sale of businesses for which the actual provision for taxes resulting from the gain or loss has been computed.

(3) Growth is computed using unrounded EPS amounts.

Net debt

Definition

Net debt

Net debt is defined as Total debt less Cash and marketable securities.

Total debt

Total debt is the sum of Short-term debt and current maturities of long-term debt, and Long-term debt.

Cash and marketable securities

Cash and marketable securities is the sum of Cash and equivalents, and Marketable securities and short-term investments.

Reconciliation

($ in millions)	September 30, 2017	December 31, 2016
Short-term debt and current maturities of long-term debt	831	1,003
Long-term debt	7,061	5,800
Total debt	7,892	6,803
Cash and equivalents	3,649	3,644
Marketable securities and short-term investments	998	1,953
Cash and marketable securities	4,647	5,597
Net debt	3,245	1,206

44      Q3 2017 Financial Information

Net working capital as a percentage of revenues

Definition

Net working capital as a percentage of revenues

Net working capital as a percentage of revenues is calculated as Net working capital divided by Adjusted revenues for the trailing twelve months.

Net working capital

Net working capital is the sum of (i) receivables, net, (ii) inventories, net, and (iii) prepaid expenses; less (iv) accounts payable, trade, (v) billings in excess of sales, (vi) advances from customers, and (vii) other current liabilities (excluding primarily: (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, and (d) payables under the share buyback program); and including the amounts related to these accounts which have been presented as either assets or liabilities held for sale.

Adjusted revenues for the trailing twelve months

Adjusted revenues for the trailing twelve months includes total revenues recorded by ABB in the twelve months preceding the relevant balance sheet date adjusted to eliminate revenues of divested businesses and the estimated impact of annualizing revenues of certain acquisitions which were completed in the same trailing twelve-month period.

Reconciliation

($ in millions, unless otherwise indicated)	September 30, 2017	September 30, 2016
Net working capital:
Receivables, net	10,738	10,155
Inventories, net	5,306	5,017
Prepaid expenses	276	242
Accounts payable, trade	(5,081)	(4,458)
Billings in excess of sales	(1,309)	(1,330)
Advances from customers	(1,428)	(1,591)
Other current liabilities(1)	(3,545)	(3,153)
Net working capital in assets and liabilities held for sale	–	(46)
Net working capital	4,957	4,836
Total revenues for the three months ended:
September 30, 2017 / 2016	8,724	8,255
June 30, 2017 / 2016	8,454	8,677
March 31, 2017 / 2016	7,854	7,903
December 31, 2016 / 2015	8,993	9,242
Adjustment to annualize/eliminate revenues of certain acquisitions/divestments	366	–
Adjusted revenues for the trailing twelve months	34,391	34,077
Net working capital as a percentage of revenues (%)	14.4%	14.2%

(1)  Amounts exclude $622 million and $744 million at September 30, 2017 and 2016, respectively, related primarily to (a) income taxes payable, (b) current derivative liabilities, and (c) pension and other employee benefits.

45      Q3 2017 Financial Information

Free cash flow conversion to net income

Definition

Free cash flow conversion to net income

Free cash flow conversion to net income is calculated as Free cash flow divided by Net income attributable to ABB.

Free cash flow (FCF)

Free cash flow is calculated as net cash provided by operating activities adjusted for: (i) purchases of property, plant and equipment and intangible assets, (ii) proceeds from sales of property, plant and equipment, and (iii) changes in financing and other non-current receivables, net (included in other investing activities).

Free cash flow for the trailing twelve months

Free cash flow for the trailing twelve months includes free cash flow recorded by ABB in the twelve months preceding the relevant balance sheet date.

Net income for the trailing twelve months

Net income for the trailing twelve months includes net income recorded by ABB in the twelve months preceding the relevant balance sheet date.

Free cash flow conversion to net income

	Twelve months to
($ in millions, unless otherwise indicated)	September 30, 2017	December 31, 2016
Net cash provided by operating activities	3,358	3,843
Adjusted for the effects of:
Purchases of property, plant and equipment and intangible assets	(919)	(831)
Proceeds from sale of property, plant and equipment	59	61
Changes in financing receivables and other non-current receivables	3	(8)
Free cash flow	2,501	3,065
Net income attributable to ABB	2,245	1,899
Free cash flow conversion to net income	111%	161%

Reconciliation of the trailing twelve months to September 30, 2017

		Purchases of		Changes in
	Net cash	property, plant	Proceeds	financing
	provided by	and equipment	from sale of	receivables and	Net income
	operating	and intangible	property, plant	other non-current	attributable
($ in millions)	activities	assets	and equipment	receivables	to ABB
Q4 2016	1,428	(299)	9	(4)	425
Q1 2017	509	(192)	20	8	724
Q2 2017	467	(225)	10	(1)	525
Q3 2017	954	(203)	20	–	571
Total for the trailing twelve months to September 30, 2017	3,358	(919)	59	3	2,245

46      Q3 2017 Financial Information

Finance net

Definition

Finance net is calculated as Interest and dividend income less Interest and other finance expense.

Reconciliation

	Nine months ended September 30,		Three months ended September 30,
($ in millions)	2017	2016	2017	2016
Interest and dividend income	55	54	20	16
Interest and other finance expense	(227)	(230)	(74)	(84)
Finance net	(172)	(176)	(54)	(68)

Book-to-bill ratio

Definition

Book-to-bill ratio is calculated as Orders received divided by Total revenues.

Reconciliation

	Nine months ended September 30,		Three months ended September 30,
($ in millions, unless otherwise indicated)	2017	2016	2017	2016
Orders received	24,909	25,102	8,157	7,533
Total revenues	25,032	24,835	8,724	8,255
Book-to-bill ratio	1.00	1.01	0.94	0.91

47      Q3 2017 Financial Information

—

ABB  Ltd

Corporate Communications

P.O.  Box  8131

8050 Zurich

Switzerland

Tel:        +41  (0)43  317  71  11

Fax:        +41  (0)43  317  79  58

www.abb.com

48      Q3 2017 Financial Information

July — September 2017 — Q3

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, call options and warrant appreciation rights (“WARs”), in the following amounts:

Name	Date	Description	Received *	Purchased	Sold	Price
Greg Scheu	August 14, 2017	Shares	18,311			USD	22.95
Chunyuan Gu	August 14, 2017	Shares	12,798			CHF	22.29
Tarak Mehta	August 14, 2017	Shares	24,273			CHF	22.29
Frank Duggan	August 14, 2017	Shares	27,548			CHF	22.29
Claudio Facchin	August 14, 2017	Shares	21,758			CHF	22.29
Peter Terwiesch	August 14, 2017	Shares	16,457			CHF	22.29
Diane de Saint Victor	August 14, 2017	Shares	25,158			CHF	22.29
Jean-Christophe Deslarzes	August 14, 2017	Shares	21,384			CHF	22.29
Ulrich Spiesshofer	August 14, 2017	Shares	65,692			CHF	22.29

Key:

* Received instruments were delivered as part of the ABB Ltd Director’s or Executive Committee Member’s compensation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: October 26, 2017.	By:	/s/ Alanna Abrahamson - Haka
		Name:	Alanna Abrahamson - Haka
		Title:	Group Senior Vice President and Head of Investor Relations

Date: October 26, 2017.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance